Exhibit 99.1
Interim Report
As of and for the three months ended March 31, 2019

CERTAIN DEFINED TERMS
In this Interim Report, unless otherwise specified, the terms “we”, “our”, “us”, the “Group”, the “Company” and “FCA” refer to Fiat Chrysler Automobiles N.V., together with its subsidiaries and its predecessor prior to the completion of the merger of Fiat S.p.A. with and into Fiat Investments N.V. on October 12, 2014 (at which time Fiat Investments N.V. was renamed Fiat Chrysler Automobiles N.V., or “FCA NV”), or any one or more of them, as the context may require. References in this Interim Report to “Fiat” refer solely to Fiat S.p.A., the predecessor of FCA NV prior to the Merger. References to “FCA US” refer to FCA US LLC, together with its direct and indirect subsidiaries.
All references in this Interim Report to “Euro” and “€” refer to the currency issued by the European Central Bank. The Group’s financial information is presented in Euro. All references to “U.S. Dollars”, “U.S. Dollar”, “U.S.$” and “$” refer to the currency of the United States of America (or “U.S.”).
Forward-Looking Statements
Statements contained in this Interim Report, particularly those regarding possible or assumed future performance, competitive strengths, costs, dividends, reserves and growth of FCA, industry growth and other trends and projections and estimated company earnings are “forward-looking statements” that contain risks and uncertainties. In some cases, words such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “outlook”, “prospects”, “plan”, or similar terms are used to identify forward-looking statements. These forward-looking statements reflect the respective current views of the Group with respect to future events and involve significant risks and uncertainties that could cause actual results to differ materially.
These factors include, without limitation:

•	our ability to launch products successfully and to maintain vehicle shipment volumes;

•	changes in the global financial markets, general economic environment and changes in demand for automotive products, which is subject to cyclicality;

•
changes in local economic and political conditions, changes in trade policy and the imposition of global and regional tariffs or tariffs targeted to the automotive industry, the enactment of tax reforms or other changes in tax laws and regulations;

•	our ability to expand certain of our brands globally;

•	our ability to offer innovative, attractive products;

•	our ability to develop, manufacture and sell vehicles with advanced features, including enhanced electrification, connectivity and autonomous-driving characteristics;

•
various types of claims, lawsuits, governmental investigations and other contingencies affecting us, including product liability and warranty claims and environmental claims, investigations and lawsuits;

•	material operating expenditures in relation to compliance with environmental, health and safety regulations;

•	the intense level of competition in the automotive industry, which may increase due to consolidation;

•	exposure to shortfalls in the funding of our defined benefit pension plans;

•
our ability to provide or arrange for access to adequate financing for our dealers and retail customers and associated risks related to the establishment and operations of financial services companies, including capital required to be deployed to financial services;

•	our ability to access funding to execute our business plan and improve our business, financial condition and results of operations;

•	a significant malfunction, disruption or security breach compromising our information technology systems or the electronic control systems contained in our vehicles;

•	our ability to realize anticipated benefits from joint venture arrangements;

•	our ability to successfully implement and execute strategic initiatives and transactions, including our plans to separate certain businesses;

•	disruptions arising from political, social and economic instability;

•	risks associated with our relationships with employees, dealers and suppliers;

•	increases in costs, disruptions of supply or shortages of raw materials;

•	developments in labor and industrial relations and developments in applicable labor laws;

•	exchange rate fluctuations, interest rate changes, credit risk and other market risks;

•	political and civil unrest;

•	earthquakes or other disasters; and

•	other factors discussed elsewhere in this Interim Report.
Furthermore, in light of the inherent difficulty in forecasting future results, any estimates or forecasts of particular periods that are provided in this Interim Report are uncertain. We expressly disclaim and do not assume any liability in connection with any inaccuracies in any of the forward-looking statements in this Interim Report or in connection with any use by any third party of such forward-looking statements. Actual results could differ materially from those anticipated in such forward-looking statements. We do not undertake an obligation to update or revise publicly any forward-looking statements.
Additional factors which could cause actual results and developments to differ from those expressed or implied by the forward-looking statements are included in the section — Risks and Uncertainties of this Interim Report.

MANAGEMENT DISCUSSION AND ANALYSIS
Highlights - from continuing operations
Our Magneti Marelli business has been classified as a discontinued operation for the three months ended March 31, 2019 and 2018. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information. Unless otherwise stated, all figures below exclude results from discontinued operations:

	Three months ended March 31
(€ million, except shipments, which are in thousands of units, and per share amounts)	2019	2018
Combined shipments(1)	1,037	1,204
Consolidated shipments(2)	1,000	1,151

Net revenues	24,481	25,733
Adjusted EBIT(3)	1,067	1,501
Net profit from continuing operations	508	951
Adjusted net profit(4)	570	963
Profit from discontinued operations, net of tax	111	70
Net profit (including discontinued operations)	619	1,021

Earnings per share - including discontinued operations(5)
Basic earnings per share (€)	0.40	0.66
Diluted earnings per share (€)	0.39	0.65

Earnings per share from continuing operations(5)
Basic earnings per share (€)	0.33	0.62
Diluted earnings per share (€)	0.32	0.61

Adjusted diluted earnings per share(6)	0.36	0.62

Cash flows from operating activities	699	2,348
Of which: Cash flows from continuing operations	1,070	2,213
Of which: Cash (used by)/flows from discontinued operations(7)	(371)	135
Industrial free cash flows(8)	(270)	1,010
________________________________________________________________________________________________________________________________________________
(1) Combined shipments include shipments by the Group's consolidated subsidiaries and unconsolidated joint ventures.
(2) Consolidated shipments only include shipments by the Group's consolidated subsidiaries.
(3) Refer to sections — Non-GAAP Financial Measures, Group Results and Results by Segment in this Interim Report for further discussion.
(4) Refer to sections — Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(5) Refer to Note 18, Earnings per share, in the Interim Condensed Consolidated Financial Statements included in this Interim Report.
(6) Refer to sections - Non-GAAP Financial Measures and Group Results in this Interim Report for further discussion.
(7) Includes only cash flows relating to third parties and excluding intercompany of €65 million and €67 million for the three months ended March 31, 2019 and 2018 respectively.
(8) Amounts exclude discontinued operations. Refer to section — Non-GAAP Financial Measures and Liquidity and Capital Resources in this Interim Report for further discussion.

Non-GAAP Financial Measures
We monitor our operations through the use of several non-generally accepted accounting principles (“non-GAAP”) financial measures: Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”), Adjusted net profit, Adjusted diluted earnings per share (“Adjusted diluted EPS”), Industrial free cash flows and certain information provided on a constant exchange rate (“CER”) basis. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the overall ability to assess our financial performance. They provide us with comparable measures which facilitate management’s ability to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions. These and similar measures are widely used in the industry in which we operate, however, these financial measures may not be comparable to other similarly titled measures of other companies and are not intended to be substitutes for measures of financial performance as prepared in accordance with IFRS as issued by the IASB as well as IFRS adopted by the European Union.
Adjusted EBIT: excludes certain adjustments from Net profit from continuing operations, including: gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit).
Adjusted EBIT is used for internal reporting to assess performance and as part of the Group's forecasting, budgeting and decision making processes as it provides additional transparency to the Group's core operations. We believe this non-GAAP measure is useful because it excludes items that we do not believe are indicative of the Group’s ongoing operating performance and allows management to view operating trends, perform analytical comparisons and benchmark performance between periods and among our segments. We also believe that Adjusted EBIT is useful for analysts and investors to understand how management assesses the Group’s ongoing operating performance on a consistent basis. In addition, Adjusted EBIT is one of the metrics used in the determination of the annual performance bonus for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the sections Group Results and Results by Segment below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted EBIT should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted net profit: is calculated as Net profit from continuing operations excluding post-tax impacts of the same items excluded from Adjusted EBIT, as well as financial income/(expenses) and tax income/(expenses) considered rare or discrete events that are infrequent in nature.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing operating performance. In addition, Adjusted net profit is one of the metrics used in the determination of the annual performance bonus and the achievement of certain performance objectives established under the terms of the equity incentive plan for the Chief Executive Officer of the Group and other eligible employees, including members of the Group Executive Council.
Refer to the section Group Results below for further discussion and for a reconciliation of this non-GAAP measure to Net profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement. Adjusted net profit should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Adjusted diluted EPS: is calculated by adjusting Diluted earnings per share from continuing operations for the impact per share of the same items excluded from Adjusted net profit.
We believe this non-GAAP measure is useful because it also excludes items that we do not believe are indicative of the Group’s ongoing operating performance and provides investors with a more meaningful comparison of the Group's ongoing quality of earnings.

Refer to the section Group Results below for a reconciliation of this non-GAAP measure to Diluted earnings per share from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Financial Statements. Adjusted diluted EPS should not be considered as a substitute for Basic earnings per share, Diluted earnings per share from continuing operations or other methods of analyzing our quality of earnings as reported under IFRS.
Industrial free cash flows: is our key cash flow metric and is calculated as Cash flows from operating activities less: cash flows from operating activities from discontinued operations; cash flows from operating activities related to financial services, net of eliminations; investments in property, plant and equipment and intangible assets for industrial activities; adjusted for net intercompany payments between continuing operations and discontinued operations; and adjusted for discretionary pension contributions in excess of those required by the pension plans, net of tax. The timing of Industrial free cash flows may be affected by the timing of monetization of receivables and the payment of accounts payable, as well as changes in other components of working capital, which can vary from period to period due to, among other things, cash management initiatives and other factors, some of which may be outside of the Group’s control.
Refer to Liquidity and Capital Resources —Industrial free cash flows for further information and the reconciliation of this non-GAAP measure to Cash flows from operating activities, which is the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows. Industrial free cash flows should not be considered as a substitute for Net profit from continuing operations, cash flow or other methods of analyzing our results as reported under IFRS.
Constant Currency Information: the discussion within section Group Results includes information about our results at constant exchange rates (“CER”), which is calculated by applying the prior year average exchange rates to translate current financial data expressed in local currency in which the relevant financial statements are denominated (see Note 1, Basis of Preparation, within the Interim Condensed Consolidated Financial Statements included elsewhere in this report for the exchange rates applied). Although we do not believe that this non-GAAP measure is a substitute for GAAP measures, we believe that results excluding the effect of currency fluctuations provide additional useful information to investors regarding the operating performance and trends in our business on a local currency basis.

Group Results
The following is a discussion of the Group's results of operations for the three months ended March 31, 2019 compared to the three months ended March 31, 2018.

	Three months ended March 31
(€ million)	2019	2018
Net revenues	€24,481	€25,733
Cost of revenues	21,181	22,003
Selling, general and other costs	1,517	1,576
Research and development costs	673	783
Result from investments	58	82
Restructuring costs	204	1
Net financial expenses	244	287
Profit before taxes	720	1,165
Tax expense	212	214
Net profit from continuing operations	508	951
Profit from discontinued operations, net of tax	111	70
Net profit	€619	€1,021

Net profit attributable to:
Owners of the parent	€615	€1,016
Non-controlling interests	€4	€5

Net profit from continuing operations attributable to:
Owners of the parent	€509	€950
Non-controlling interests	€(1)	€1

Net profit from discontinued operations attributable to:
Owners of the parent	€106	€66
Non-controlling interests	€5	€4
Net revenues

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Net revenues	€24,481	€25,733	(4.9)%	(8.9)%
See — Results by Segment below for a discussion of Net revenues for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati). During the three months ended March 31, 2019, our previously reported “NAFTA” segment was renamed “North America”, refer to Note 19, Segment reporting for additional information.
Cost of revenues

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Cost of revenues	€21,181	€22,003	(3.7)%	(8.0)%
Cost of revenues as % of Net revenues	86.5%	85.5%

The decrease in Cost of revenues during the three months ended March 31, 2019 compared to the corresponding period in 2018 was primarily related to (i) volume decreases in North America and EMEA, which were partially offset by (ii) increases resulting from foreign currency translation effects.
Included within Cost of revenues for the three months ended March 31, 2019 and 2018 were amounts of €170 million and €82 million, respectively, which represents the accrual of regulatory expenses and the utilization of regulatory credits, primarily in North America and, for the 2019 period, also in EMEA. Cost of revenues also includes significant costs that contribute to regulatory compliance, but which are not separately quantifiable as they are elements within broader initiatives, such as technology deployment in terms of powertrain upgrades and alternative powertrains along with actions to improve vehicle demand energy. Refer to “Environmental and Other Regulatory Matters - Automotive Fuel Economy and Greenhouse Gas Emissions” within our 2018 Annual Report.
Selling, general and other costs

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Selling, general and other costs	€1,517	€1,576	(3.7)%	(6.9)%
Selling, general and other costs as % of Net revenues	6.2%	6.1%
Selling, general and other costs include advertising, personnel and other costs. Advertising costs accounted for 47.2 percent and 47.7 percent of total Selling, general and other costs for the three months ended March 31, 2019 and 2018, respectively.
The decrease in Selling, general and other costs during the three months ended March 31, 2019 compared to the corresponding period in 2018 was primarily due to lower advertising expenses in North America.
Research and development costs

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Research and development expenditures expensed	€310	€401	(22.7)%	(26.9)%
Amortization of capitalized development expenditures	347	382	(9.2)%	(11.5)%
Impairment and write-off of capitalized development expenditures	16	—	n.m.	n.m.
Total Research and development costs	€673	€783	(14.0)%	(17.5)%
________________________________________________________________________________________________________________________________________________
n.m. = not meaningful

	Three months ended March 31
	2019	2018
Research and development expenditures expensed as % of Net revenues	1.3%	1.6%
Amortization of capitalized development expenditures as % of Net revenues	1.4%	1.5%
Impairment and write-off of capitalized development expenditures as % of Net revenues	0.1%	—%
Total Research and development cost as % of Net revenues	2.7%	3.0%
The decrease in total Research and development costs during the three months ended March 31, 2019 compared to the corresponding period in 2018 was mainly due to the higher capitalization of costs consistent with the progress in the stage of development of models in North America, primarily the Jeep brand, as well as lower amortization expense related to the cycle of the current product range.

Total research and development expenditures during the three months ended March 31, 2019 and 2018 were as follows:

	Three months ended March 31		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Capitalized development expenditures	€605	€420	44.0%
Research and development expenditures expensed	310	401	(22.7)%
Total Research and development expenditures	€915	€821	11.4%
Capitalized development expenditures as % of Total Research and development expenditures	66.1%	51.2%
Total Research and development expenditures as % of Net revenues	3.7%	3.2%
The 11.4% increase in total Research and development expenditures during the three months ended March 31, 2019 compared to the corresponding period in 2018 reflects the efforts in the renewal and enrichment of our product portfolio in line with the Business Plan.
Net financial expenses

	Three months ended March 31		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Net financial expenses	€244	€287	(15.0)%
The decrease in Net financial expenses during the three months ended March 31, 2019 compared to the corresponding period in 2018 was primarily due to the continuation of the planned reduction in gross debt.
Tax expense

	Three months ended March 31		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Tax expense	€212	€214	(0.9)%
Effective tax rate	29%	18%
The increase in the effective tax rate during the three months ended March 31, 2019, compared to the corresponding period in 2018, primarily related to the non-recurring U.S. tax benefits and adjustments to deferred tax liabilities.
Net profit from continuing operations

	Three months ended March 31		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Net profit from continuing operations	€508	€951	(46.6)%
The decrease in Net profit during the three months ended March 31, 2019 compared to the corresponding period in 2018 was primarily due to (i) lower operating performance in North America, EMEA and Maserati, partially offset by (ii) lower Net financial expenses.
Profit from discontinued operations, net of tax

	Three months ended March 31		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Profit from discontinued operations, net of tax	€111	€70	58.6%
Magneti Marelli is presented as a discontinued operation in the Interim Condensed Consolidated Financial Statements for the three months ended March 31, 2019 and 2018. For more information, refer to Note 2, Scope of consolidation, within our Interim Condensed Consolidated Financial Statements included elsewhere in this Interim Report.

Adjusted EBIT

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
(€ million)	2019	2018	% Actual	% CER
Adjusted EBIT	€1,067	€1,501	(28.9)%	(32.4)%
Adjusted EBIT margin (%)	4.4%	5.8%	-140 bps
The following chart presents the change in Adjusted EBIT by segment for the three months ended March 31, 2019 compared to the corresponding period in 2018.
For the three months ended March 31, 2019 and 2018, the Adjusted EBIT related to Magneti Marelli that was excluded from the Group's Adjusted EBIT result was €146 million and €110 million, respectively. Refer to Note 2, Scope of consolidation in our Interim Condensed Consolidated Financial Statements elsewhere in this Interim Report for additional information regarding the classification of Magneti Marelli as a discontinued operation.
Refer to — Results by Segment below for a discussion of Adjusted EBIT for each of our five reportable segments (North America, LATAM, APAC, EMEA and Maserati).
The following table is the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted EBIT:

	Three months ended March 31
(€ million)	2019	2018
Net profit from continuing operations	€508	€951
Tax expense	212	214
Net financial expenses	244	287
Adjustments:
Restructuring costs, net of reversals	204	1
Impairment expense and supplier obligations	42	—
U.S. special bonus payment	—	111
Recovery of costs for recall - contested with supplier	—	(63)
Brazilian indirect tax - reversal of liability/recognition of credits	(164)	—
Other	21	—
Total Adjustments	103	49
Adjusted EBIT	€1,067	€1,501

During the three months ended March 31, 2019, Adjusted EBIT excluded adjustments primarily related to:

•
€204 million of restructuring costs, primarily related to LATAM, EMEA and North America, of which €77 million related to the write-down of Property, plant and equipment and €127 million related to the recognition of provisions for restructuring. Refer to Note 11, Provisions;

•	€42 million relating to impairment expense of €36 million in North America and supplier obligations of €6 million in EMEA; and

•
€164 million of gains in relation to the recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil (refer to Note 7, Trade and other receivables, in the Interim Condensed Consolidation Financial Statements included elsewhere in this report).

During the three months ended March 31, 2018, Adjusted EBIT excluded adjustments primarily related to:

•
€111 million charge in relation to a special bonus payment, announced on January 11, 2018, to approximately 60,000 hourly and salaried employees in the United States, excluding senior management, as a result of the Tax Cuts and Jobs Act; and

•	€63 million gain from the partial recovery of amounts accrued in 2016 in relation to costs for a recall which were contested with a supplier.
Adjusted net profit

	Three months ended March 31		Increase/(Decrease)
(€ million)	2019	2018	2019 vs. 2018
Adjusted net profit	€570	€963	(40.8)%
The decrease in Adjusted net profit during the three months ended March 31, 2019 compared to the corresponding period in 2018 was primarily due to (i) lower operating performance in North America, EMEA and Maserati, partially offset by (ii) lower Net financial expenses.
The following table summarizes the reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Income Statement, to Adjusted net profit:

	Three months ended March 31
(€ million)	2019	2018
Net profit from continuing operations	€508	€951
Adjustments (as above)	103	49
Tax impact on adjustments	(41)	(11)
Impact of U.S. tax reform	—	(26)
Total adjustments, net of taxes	62	12
Adjusted net profit	€570	€963
During the three months ended March 31, 2019, Adjusted net profit excluded adjustments related to:

•	€41 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above.
During the three months ended March 31, 2018, Adjusted net profit excluded adjustments related to:

•	€11 million benefit reflecting the tax impact on the items excluded from Adjusted EBIT above; and

•	€26 million gain relating to the impact of December 2017 U.S. tax reform.

Adjusted diluted earnings per share

	Three months ended March 31		Increase/(Decrease)
(€ per share)	2019	2018	2019 vs. 2018
Adjusted diluted earnings per share	€0.36	€0.62	(41.9)%
The following table summarizes the reconciliation of Diluted earnings per share from continuing operations, which is the most directly comparable measure included in the Interim Condensed Consolidated Financial Statements, to Adjusted diluted earnings per share:

	Three months ended March 31
(€ per share except otherwise noted)	2019	2018
Diluted earnings per share from continuing operations	€0.32	€0.61
Impact of adjustments above, net of taxes, on Diluted earnings per share from continuing operations	0.04	0.01
Adjusted diluted earnings per share	€0.36	€0.62
Weighted average number of shares outstanding for Diluted earnings per share from continuing operations (thousand)	1,569,868	1,566,402

Results by Segment

	Net revenues		Adjusted EBIT		Consolidated Shipments
	Three months ended March 31
(€ million, except shipments which are in thousands of units)	2019	2018	2019	2018	2019	2018
North America	€16,057	€16,413	1,044	1,216	556	646
LATAM	1,932	1,890	105	74	120	132
APAC	592	619	(9)	10	17	19
EMEA	5,070	5,640	(19)	182	302	345
Maserati	471	754	11	86	5	9
Other activities	671	728	(50)	(42)	—	—
Unallocated items & eliminations(1)	(312)	(311)	(15)	(25)	—	—
Total	€24,481	€25,733	€1,067	€1,501	1,000	1,151
________________________________________________________________________________________________________________________________________________
(1) Primarily includes intercompany transactions which are eliminated on consolidation

The following is a discussion of Net revenues, Adjusted EBIT and shipments for each of our five reportable segments for the three months ended March 31, 2019 as compared to the three months ended March 31, 2018. We review changes in our results of operations with the following operational drivers:

•
Volume: reflects changes in products sold to our customers, primarily dealers and fleet customers. Change in volume is driven by industry volume, market share and changes in dealer stock levels. Vehicles manufactured and distributed by our unconsolidated joint ventures are not included within volume;

•
Mix: generally reflects the changes in product mix, including mix among vehicle brands and models, as well as changes in regional market and distribution channel mix, including mix between retail and fleet customers;

•
Net price: primarily reflects changes in prices to our customers including higher pricing related to content enhancement, net of discounts, price rebates and other sales incentive programs, as well as related foreign currency transaction effects;

•
Industrial costs: primarily include cost changes to manufacturing and purchasing of materials that are associated with content and enhancement of vehicle features, as well as industrial efficiencies and inefficiencies, recall campaign and warranty costs, depreciation and amortization, research and development costs and related foreign currency transaction effects;

•
Selling, general and administrative costs (“SG&A”): primarily include costs for advertising and promotional activities, purchased services, information technology costs and other costs not directly related to the development and manufacturing of our products; and

•	Other: includes other items not mentioned above, such as foreign currency exchange translation and results from joint ventures and associates.

North America

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
	2019	2018	% Actual	% CER
Shipments (thousands of units)	556	646	(13.9)%	—
Net revenues (€ million)	€16,057	€16,413	(2.2)%	(9.2)%
Adjusted EBIT (€ million)	€1,044	€1,216	(14.1)%	(21.0)%
Adjusted EBIT margin (%)	6.5%	7.4%	-90 bps	—
Three months ended March 31, 2019
The Group's market share(1) in North America of 11.6 percent for the three months ended March 31, 2019 reflected a decrease of 30 bps from 11.9 percent for the same period in 2018. The U.S. market share(1) of 12.1 percent reflected a decrease of 20 bps from 12.3 percent in the same period in 2018.
Shipments
The decrease in North America shipments in the three months ended March 31, 2019 compared to the same period in 2018 was due to lower Jeep volumes due to non-repeat of overlapping all-new and prior generation Jeep Wrangler models as well as lower Chrysler and Dodge volumes, partially offset by increased Ram volumes.
Net revenues
The slight decrease in North America Net revenues in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to €1.7 billion from lower volumes substantially offset by €1.2 billion favorable foreign exchange translation effects and €0.1 billion from positive net pricing.
Adjusted EBIT
The following chart reflects the change in North America Adjusted EBIT by operational driver for the three months ended March 31, 2019 compared to the same period in 2018.

_______________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit and Ward’s Automotive.

The decrease in North America Adjusted EBIT in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to:

•	lower volumes and increased compliance costs.
This was partially offset by:

•	positive net pricing, mainly related to new vehicles;

•	lower industrial costs, which mainly related to lower launch costs, and purchasing efficiencies;

•	lower SG&A primarily relating to a reduction in advertising costs; and

•	favorable foreign currency translation effects.

LATAM

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
	2019	2018	% Actual	% CER
Shipments (thousands of units)	120	132	(9.1)%	—
Net revenues (€ million)	€1,932	€1,890	2.2%	10.4%
Adjusted EBIT (€ million)	€105	€74	41.9%	68.3%
Adjusted EBIT margin (%)	5.4%	3.9%	+150 bps	—
Three months ended March 31, 2019
The Group's market share(1) in LATAM increased 160 bps to 13.5 percent for the three months ended March 31, 2019 from 11.9 percent in the same period in 2018. The Group's market share in Brazil and Argentina for the three months ended March 31, 2019 increased 230 bps to 18.6 percent from 16.3 percent and decreased 60 bps to 12.0 percent from 12.6 percent, respectively, compared to the corresponding period in 2018.
Shipments
The decrease in LATAM shipments in the three months ended March 31, 2019, compared to the same period in 2018 was primarily due to the Argentina market decline, partially offset by increased volumes in Brazil.
Net revenues
The slight increase in LATAM Net revenues in the three months ended March 31, 2019 compared to the same period in 2018 primarily related to positive net pricing, partially offset by lower volumes and negative foreign exchange effects.
Adjusted EBIT
The following chart reflects the change in LATAM Adjusted EBIT by operational driver for the three months ended March 31, 2019 compared to the same period in 2018.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data presented are based on management’s estimates of industry sales data, which use certain data provided by third-party sources, including IHS Markit, National Organization of Automotive Vehicles Distribution and Association of Automotive Producers.

The increase in LATAM Adjusted EBIT in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to:

•	positive net pricing, largely driven by one-off recognition of credits relating to indirect taxes as a result of a specific tax ruling (not related to the COFINS over ICMS below); and

•	lower SG&A, which mainly related to lower advertising spend.
These were partially offset by:

•	decreased volumes;

•	higher industrial costs, mainly from lower export tax benefits; and

•	negative foreign currency effects.
Amounts totaling €164 million for credits recognized in relation to a definitive favorable court decision in the COFINS over ICMS litigation in Brazil were excluded from Adjusted EBIT, consistent with the treatment of the related recognition of previous credits in 2018 and the reversal of an indirect tax liability in 2017. Refer to Note 7, Trade and other receivables and the Group's Consolidated Financial Statements for the years ended 2018 and 2017 for further information.

APAC

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
	2019	2018	% Actual	% CER
Combined shipments (thousands of units)	39	56	(30.4)%	—
Consolidated shipments (thousands of units)	17	19	(10.5)%	—
Net revenues (€ million)	€592	€619	(4.4)%	(6.8)%
Adjusted EBIT (€ million)	€(9)	€10	n.m.	n.m.
Adjusted EBIT margin (%)	(1.5)%	1.6%	-310 bps	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
We locally produce and distribute the Jeep Cherokee, Jeep Renegade, Jeep Compass and all-new Jeep Grand Commander through the 50% owned GAC Fiat Chrysler Automobiles Co (“GAC FCA JV”). The results of the GAC FCA JV are accounted for using the equity method, with recognition of our share of the net income of the joint venture in the line item “Result from investment” within the Consolidated Income Statement. We also produce the Jeep Compass through our joint operation with Fiat India Automobiles Private Limited (“FIAPL”) and we recognize our related interest in the joint operation on a line by line basis.
Shipments distributed by our consolidated subsidiaries, which includes vehicles produced by FIAPL, are reported in both consolidated and combined shipments. Shipments of the GAC FCA JV are not included in consolidated shipments and are only in combined shipments.
Three months ended March 31, 2019
Shipments
The decrease in combined shipments in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to decreased volumes in China.
The decrease in consolidated shipments in the three months ended March 31, 2019 compared to the same period in 2018 was mainly due to decreased volumes in India and Australia.
Net revenues
The decrease in APAC Net revenues in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to lower volumes and negative net pricing, partially offset by favorable mix and positive foreign exchange effects.

Adjusted EBIT
The following chart reflects the change in APAC Adjusted EBIT by operational driver for the three months ended March 31, 2019 compared to the same period in 2018.
The decrease in APAC Adjusted EBIT in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to:

•	negative net pricing due to higher incentives;

•	lower results from the GAC JV, included within Other; and

•	negative foreign currency effects.
These were partially offset by:

•	improved mix, partially offset by lower volumes; and

•	lower industrial and SG&A costs.

EMEA

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
	2019	2018	% Actual	% CER
Combined shipments (thousands of units)	317	361	(12.2)%	—
Consolidated shipments (thousands of units)	302	345	(12.5)%	—
Net revenues (€ million)	€5,070	€5,640	(10.1)%	(10.3)%
Adjusted EBIT (€ million)	€(19)	€182	n.m.	n.m.
Adjusted EBIT margin (%)	(0.4)%	3.2%	-360 bps	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Three months ended March 31, 2019
The Group's market share(1) in the European Union for the three months ended March 31, 2019, decreased 70 bps to 6.6 percent from 7.3 percent in the same period in 2018.
Shipments
The decrease in EMEA combined and consolidated shipments in the three months ended March 31, 2019 compared to the same period in 2018, was primarily due to planned optimization of sales channel mix as well as lower Fiat and Alfa Romeo volumes, with the discontinuation of Punto and Mito, were partially offset by increased Jeep volumes.
Net revenues
The decrease in EMEA Net revenues in the three months ended March 31, 2019 compared to the same period in 2018, was primarily due to lower volumes partially offset by favorable mix.
Adjusted EBIT
The following chart reflects the change in EMEA Adjusted EBIT by operational driver for the three months ended March 31, 2019 compared to the same period in 2018.

________________________________________________________________________________________________________________________________________________
(1) Our estimated market share data is presented based on the European Automobile Manufacturers Association (ACEA) Registration Databases and national Registration Offices databases.

The decrease in EMEA Adjusted EBIT in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to:

•	lower volumes;

•	negative net pricing due to higher incentives; and

•	increased industrial costs reflecting negative foreign exchange transaction impacts and increased compliance costs, partially offset by warranty and inventory cost adjustments.

Maserati

			Increase/(Decrease)
	Three months ended March 31		2019 vs. 2018
	2019	2018	% Actual	% CER
Shipments (thousands of units)	5.5	9.4	(41.5)%	—
Net revenues (€ million)	€471	€754	(37.5)%	(39.4)%
Adjusted EBIT (€ million)	€11	€86	(87.2)%	(88.2)%
Adjusted EBIT margin (%)	2.3%	11.4%	-910 bps	—
________________________________________________________________________________________________________________________________________________
n.m. = number not meaningful
Three months ended March 31, 2019
Shipments
The decrease in Maserati shipments in the three months ended March 31, 2019 compared to the same period in 2018 was mainly due to lower Levante and Ghibli volumes, partially due to planned inventory management actions.
Net revenues
The decrease in Maserati Net revenues in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to lower volumes partially offset by foreign currency effects.
Adjusted EBIT
The decrease in Maserati Adjusted EBIT in the three months ended March 31, 2019 compared to the same period in 2018 was primarily due to lower volumes.

Liquidity and Capital Resources
Available Liquidity
The following table summarizes our total available liquidity:

(€ million)	At March 31, 2019	At December 31, 2018
Cash, cash equivalents and current debt securities(1)	€12,162	€12,669
Undrawn committed credit lines(2)	7,725	7,728
Cash, cash equivalents and current debt securities - included within Assets held for sale	424	728
Available liquidity(3)	€20,311	€21,125
________________________________________________________________________________________________________________________________________________
(1) Current debt securities are comprised of short term or marketable securities which represent temporary investments that do not satisfy all the requirements to be classified as cash equivalents as they may not be readily convertible to cash or they are subject to significant risk of change in value (even if they are short-term in nature or marketable).
(2) Excludes the undrawn €0.1 billion long-term dedicated credit lines available to fund scheduled investments at March 31, 2019 (€0.1 billion was undrawn at December 31, 2018).
(3) The majority of our liquidity is available to our treasury operations in Europe and U.S.; however, liquidity is also available to certain subsidiaries which operate in other areas. Cash held in such countries may be subject to restrictions on transfer depending on the foreign jurisdictions in which these subsidiaries operate. Based on our review of such transfer restrictions in the countries in which we operate and maintain material cash balances, we do not believe such transfer restrictions had an adverse effect on the Group’s ability to meet its liquidity requirements at the dates above.
Available liquidity at March 31, 2019 decreased €0.8 billion from December 31, 2018 primarily of as a result of the negative industrial free cash flow (including discontinued operations) and net repayment of debts, partially offset by the decrease in the portfolio of financial services activities and positive foreign translation effects. Our available liquidity is subject to intra-month and seasonal fluctuations resulting from business and collection-payment cycles as well as to changes in foreign exchange conversion rates. Refer to the section — Cash Flows below for additional information regarding the change in cash and cash equivalents.
Our liquidity is principally denominated in U.S. Dollar and in Euro, with the remainder being distributed in various countries and denominated in the relevant local currencies. Out of the total cash, cash equivalents and current debt securities available at March 31, 2019, €7.4 billion, or 58.7 percent, were denominated in U.S. Dollar (€7.8 billion, or 58.2 percent, at December 31, 2018) and €1.7 billion, or 13.5 percent, were denominated in Euro (€1.9 billion, or 14.2 percent, at December 31, 2018).
At March 31, 2019 and December 31, 2018, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion syndicated revolving credit facility, as described below, and approximately €1.5 billion of other revolving credit facilities.
Revolving Credit Facilities
In March 2019, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 and March 2018 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2024. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively; and €3.125 billion with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2019 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 and 2018 amendments will be amortized over the life of the amended RCF.

Cash Flows
The following table summarizes the cash flows from operating, investing and financing activities for the three months ended March 31, 2019 and 2018. Refer to our Interim Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2019 and 2018 included elsewhere in this Interim Report for additional detail.

	Three months ended March 31
(€ million)	2019(1)	2018(1)
Cash flows from operating activities - continuing operations	€1,070	€2,213
Cash flows from operating activities - discontinued operations	(371)	135
Cash flows used in investing activities - continuing operations	(853)	(1,648)
Cash flows used in investing activities - discontinued operations	(113)	(125)
Cash flows used in financing activities - continuing operations	(763)	(1,327)
Cash flows used in financing activities - discontinued operations	(48)	(63)
Translation exchange differences	231	(244)
Total change in cash and cash equivalents	(847)	(1,059)

Cash and cash equivalents at beginning of the period	12,450	12,638
Add: cash and cash equivalents at beginning of the period - included with Assets held for sale	719	—
Total change in cash and cash equivalents	(847)	(1,059)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale	418	—
Cash and cash equivalents at end of the period	€11,904	€11,579
________________________________________________________________________________________________________________________________________________
(1) The cash flows of the Group for the three months ended March 31, 2018 have been re-presented following the classification of the Magneti Marelli business unit as a discontinued operation in the Interim Report as of and for the three and nine months ended September 30, 2018 and in the Annual Report for the year ended December 31, 2018; Magneti Marelli operating results were excluded from the Group's continuing operations and are presented as a single line item within the Interim Condensed Consolidated Income Statement for each of the periods presented. The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Interim Condensed Consolidated Statement of Financial Position at March 31, 2019 and December 31, 2018. All amounts presented above exclude net intercompany payments from Magneti Marelli to the Group totaling €65 million and €67million within operating activities, €(3) million and nil within investing activities and €(288) million and €(106) million within financing activities for the three months ended March 31, 2019 and 2018, respectively.
Operating Activities
For the three months ended March 31, 2019, cash flows from operating activities were the result of Net profit from continuing operations of €508 million primarily adjusted: (1) to add back €1,383 million for depreciation and amortization expense, (2) a €54 million change in deferred taxes, (3) a €201 million net increase in provisions, primarily due to restructuring in LATAM, EMEA and North America (refer to Note 11, Provisions, in the Interim Condensed Consolidation Financial Statements included elsewhere in this report), (4) €371 million of cash used by operating activities of discontinued operations and (5) for the negative effect of the change in working capital of €651 million, which was primarily driven by (i) an increase of €792 million in inventories mainly due increased volumes of production in North America in January to March 2019 as compared to October to December 2018, (ii) an increase of €244 million in trade receivables, (iii) an increase of €85 million in other receivables net of other payables, mainly due to an increase in indirect tax receivables, which were partially offset by (iv) an increase of €470 million in trade payables due to increased production volumes in North America compared to October to December 2018, partially offset by a seasonal decrease in EMEA.
For the three months ended March 31, 2018, cash flows from operating activities were the result of Net profit from continuing operations of €951 million primarily adjusted: (1) to add back €1,440 million for depreciation and amortization expense, (2) €135 million of cash from operating activities of discontinued operations and (3) for the negative effect of the change in working capital of €369 million, which was primarily driven by (i) an increase of €927 million in inventories mainly due to the launch of new models in North America and LATAM as well as an increase in production volumes compared to year-end December 2017, leading to higher levels of work-in-progress and raw materials, (ii) an increase of €135 million in trade receivables and (iii) an increase of €222 million in other receivables net of other payables, mainly due to an increase in indirect tax receivables, which were partially offset by (iv) an increase of €915 million in trade payables mainly due to increased production volumes in North America compared to year-end December 2017.

Investing Activities
For the three months ended March 31, 2019, cash used in investing activities was primarily the result of €1,376 million of capital expenditures, including €605 million of capitalized development expenditures, partially offset by a decrease in receivables from financing activities of €578 million, which was mainly attributable to lower volumes of dealer financing in EMEA and LATAM, in addition to lower volumes of factoring transactions, and €113 million of cash flows used by discontinued operations.
For the three months ended March 31, 2018, cash used in investing activities was primarily the result of €1,254 million of capital expenditures, including €420 million of capitalized development expenditures, an increase in receivables from financing activities of €440 million, which was mainly attributed to increased dealer financing and €125 million of cash flows used by discontinued operations.

Financing Activities
For the three months ended March 31, 2019, cash used in financing activities was primarily the result of the repayment of debt in Brazil and reduced funding needs for financial services (in relation to reduced receivable portfolio outstanding).
For the three months ended March 31, 2018, cash used in financing activities was primarily the result of the repayment of a note at maturity with a principal amount of €1,250 million that was issued through the Medium Term Note Programme (“MTN Programme”) and €63 million of cash flows used by discontinued operations.
Industrial free cash flows
The following table provides a reconciliation of Cash flows from operating activities, the most directly comparable measure included in our Interim Condensed Consolidated Statement of Cash Flows, to Industrial free cash flows for the three months ended March 31, 2019 and 2018:

	Three months ended March 31
(€ million)	2019	2018
Cash flows from operating activities	€699	€2,348
Less: Cash flows from operating activities - discontinued operations	(371)	135
Cash flows from operating activities - continuing operations	1,070	2,213
Less: Operating activities not attributable to industrial activities	29	16
Less: Capital expenditures for industrial activities	1,376	1,254
Add: Net intercompany payments between continuing operations and discontinued operations	65	67
Add: Discretionary pension contribution, net of tax	—	—
Industrial free cash flows	€(270)	€1,010
For the three months ended March 31, 2019 Industrial free cash flows from continuing operations decreased by €1,280 million as compared to the same period in 2018, primarily due to lower cash flows from operations.

Risks and Uncertainties
The Group believes that the risks and uncertainties identified for the three months ended March 31, 2019 are in line with the main risks and uncertainties to which the Group is exposed and that were identified and discussed in the section Risk Management-Risk Factors in the Group's Annual Report and Form 20-F for the year ended December 31, 2018 filed with the AFM and the SEC on February 22, 2019. Those risks and uncertainties should be read in conjunction with this Interim Report.

Outlook
Guidance confirmed:

Adjusted EBIT	> €6.7 billion
Adjusted EBIT margin	> 6.1%
Adjusted diluted EPS	> €2.70 per share
Industrial free cash flows	> €1.5 billion

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AND NOTES AS OF AND FOR THE THREE MONTHS ENDED MARCH 31, 2019

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
(in € million, except per share amounts)
(Unaudited)

		Three months ended March 31
	Note	2019	2018
Net revenues	3	€24,481	€25,733
Cost of revenues		21,181	22,003
Selling, general and other costs		1,517	1,576
Research and development costs		673	783
Result from investments		58	82
Restructuring costs	11	204	1
Net financial expenses	4	244	287
Profit before taxes		720	1,165
Tax expense	5	212	214
Net profit from continuing operations		508	951
Profit from discontinued operations, net of tax		111	70
Net profit		€619	€1,021

Net profit attributable to:
Owners of the parent		615	1,016
Non-controlling interests		4	5
		€619	€1,021

Net profit from continuing operations attributable to:
Owners of the parent		509	950
Non-controlling interests		(1)	1
		€508	€951

Earnings per share:	18
Basic earnings per share		€0.40	€0.66
Diluted earnings per share		€0.39	€0.65

Earnings per share from continuing operations:	18
Basic earnings per share		€0.33	€0.62
Diluted earnings per share		€0.32	€0.61

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in € million)
(Unaudited)

		Three months ended March 31
	Note	2019	2018
Net profit (A)		€619	€1,021

Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:	17
Gains/(losses) on re-measurement of defined benefit plans		—	—
Gains/(losses) on equity instruments measured at fair value through other comprehensive income		—	—
Share of gains/(losses) on remeasurement of defined benefit plans for equity method investees		—	—
Related tax impact		—	—
Items relating to discontinued operations, net of tax		—	—
Total items that will not be reclassified to the Consolidated Income Statement in subsequent periods (B1)		—	—

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:	17
(Losses)/gains on cash flow hedging instruments		(98)	103
Exchange gains/(losses) on translating foreign operations		436	(439)
Share of Other comprehensive (loss) for equity method investees		(4)	(28)
Related tax impact		27	(28)
Items relating to discontinued operations, net of tax		13	1
Total items that may be reclassified to the Consolidated Income Statement in subsequent periods (B2)		374	(391)

Total Other comprehensive income/(loss), net of tax (B1)+(B2)=(B)		374	(391)

Total Comprehensive income (A)+(B)		€993	€630

Total Comprehensive income attributable to:
Owners of the parent		€986	€627
Non-controlling interests		7	3
		€993	€630

Total Comprehensive income attributable to owners of the parent:
Continuing operations		€869	€558
Discontinued operations		117	69
		€986	€627

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(in € million)
(Unaudited)

	Note	At March 31, 2019	At December 31, 2018
Assets
Goodwill and intangible assets with indefinite useful lives	6	€14,266	€13,970
Other intangible assets		12,178	11,749
Property, plant and equipment		27,452	26,307
Investments accounted for using the equity method		2,019	2,002
Other financial assets		314	362
Deferred tax assets		1,827	1,814
Other receivables	7	2,101	1,484
Tax receivables		84	71
Prepaid expenses and other assets		254	266
Other non-current assets		583	556
Total Non-current assets		61,078	58,581
Inventories	8	11,591	10,694
Assets sold with a buy-back commitment		1,716	1,707
Trade and other receivables	7	6,784	7,188
Tax receivables		337	419
Prepaid expenses and other assets		419	418
Other financial assets		589	615
Cash and cash equivalents		11,904	12,450
Assets held for sale		5,194	4,801
Total Current assets		38,534	38,292
Total Assets		€99,612	€96,873
Equity and liabilities
Equity	17
Equity attributable to owners of the parent		€25,703	€24,702
Non-controlling interests		203	201
Total Equity		25,906	24,903
Liabilities
Long-term debt	12	9,484	8,667
Employee benefits liabilities	10	8,083	7,875
Provisions	11	5,668	5,561
Other financial liabilities		15	3
Deferred tax liabilities		960	937
Tax payables		1	1
Other liabilities	13	2,413	2,452
Total Non-current liabilities		26,624	25,496
Trade payables		20,039	19,229
Short-term debt and current portion of long-term debt	12	5,525	5,861
Other financial liabilities		226	204
Employee benefits liabilities	10	479	595
Provisions	11	10,582	10,483
Tax payables		117	114
Other liabilities	13	7,145	7,057
Liabilities held for sale		2,969	2,931
Total Current liabilities		47,082	46,474
Total Equity and liabilities		€99,612	€96,873
The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in € million)
(Unaudited)

		Three months ended March 31
	Note	2019	2018
Cash flows from operating activities:
Net profit from continuing operations		€508	€951
Amortization and depreciation		1,383	1,440
Change in inventories, trade and other receivables and payables		(651)	(369)
Dividends received		56	66
Change in provisions		(201)	46
Change in deferred taxes		54	(61)
Other changes		(79)	140
Cash flows from operating activities - discontinued operations		(371)	135
Total		699	2,348
Cash flows used in investing activities:
Investments in property, plant and equipment and intangible assets		(1,376)	(1,254)
Net change in receivables from financing activities		578	(440)
Change in securities		—	5
Other changes		(55)	41
Cash flows used in investing activities - discontinued operations		(113)	(125)
Total		(966)	(1,773)
Cash flows used in financing activities:
Repayment of notes	12	—	(1,250)
Proceeds of other long-term debt		124	380
Repayment of other long-term debt	12	(293)	(386)
Net change in short-term debt and other financial assets/liabilities		(589)	(82)
Distributions paid		(5)	—
Other changes		—	11
Cash flows used in financing activities - discontinued operations		(48)	(63)
Total		(811)	(1,390)
Translation exchange differences		231	(244)
Total change in Cash and cash equivalents		(847)	(1,059)

Cash and cash equivalents at beginning of the period		12,450	12,638
Add: Cash and cash equivalents at beginning of the period - included within Assets held for sale		719	—
Total change in Cash and cash equivalents		(847)	(1,059)
Less: Cash and cash equivalents at end of the period - included within Assets held for sale		418	—
Cash and cash equivalents at end of the period		€11,904	€11,579

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in € million)
(Unaudited)

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2017	€19	€20,921	€68	€970	€3	€(810)	€(352)	€168	€20,987
Impact from the adoption of IFRS 15 and IFRS 9	—	21	—	—	—	—	—	—	21
At January 1, 2018	19	20,942	68	970	3	(810)	(352)	168	21,008
Capital increase	—	—	—	—	—	—	—	11	11
Net profit	—	1,016	—	—	—	—	—	5	1,021
Other comprehensive income/(loss)	—	—	75	(436)	—	—	(28)	(2)	(391)
Share-based compensation(1)	—	54	—	—	—	—	—	—	54
Other changes	—	2	—	—	—	—	—	(1)	1
At March 31, 2018	€19	€22,014	€143	€534	€3	€(810)	€(380)	€181	€21,704
________________________________________________________________________________________________________________________________________________
(1) Includes €29 million tax benefit related to the long-term incentive plans.

	Attributable to owners of the parent
	Share capital	Other reserves	Cash flow hedge reserve	Currency translation differences	Financial Assets measured at FVOCI	Remeasure-ment of defined benefit plans	Cumulative share of OCI of equity method investees	Non-controlling interests	Total
At December 31, 2018	€19	€24,650	€45	€1,011	€(1)	€(567)	€(455)	€201	€24,903
Impact from the adoption of IFRS 16(1)	—	—	—	—	—	—	—	—	—
At January 1, 2019	19	24,650	45	1,011	(1)	(567)	(455)	201	24,903
Distributions	—	—	—	—	—	—	—	(5)	(5)
Net profit	—	615	—	—	—	—	—	4	619
Other comprehensive income/(loss)	—	—	(69)	444	—	—	(4)	3	374
Share-based compensation(2)	—	30	—	—	—	—	—	—	30
Other changes(3)	—	1	(16)	—	—	—	—	—	(15)
At March 31, 2019	€19	€25,296	€(40)	€1,455	€(1)	€(567)	€(459)	€203	€25,906
________________________________________________________________________________________________________________________________________________
(1) There was no impact within Equity on adoption of IFRS 16 as at January 1, 2019.
(2) Includes €10 million tax benefit related to the long-term incentive plans.
(3) Includes €16 million deferred net hedging gains transferred to inventory, net of tax.

The accompanying notes are an integral part of the Interim Condensed Consolidated Financial Statements.

FIAT CHRYSLER AUTOMOBILES N.V. AND SUBSIDIARIES
NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
1. Basis of preparation
Authorization of Interim Condensed Consolidated Financial Statements and compliance with International Financial Reporting Standards
The accompanying Interim Condensed Consolidated Financial Statements together with the notes thereto (the “Interim Condensed Consolidated Financial Statements”) were authorized for issuance on May 3, 2019 and have been prepared in accordance with both International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) as well as IFRS as adopted by the European Union.(1) The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 – Interim Financial Reporting, do not include all of the information and notes required for complete financial statements and should be read in conjunction with the audited annual consolidated financial statements as of and for the year ended December 31, 2018 included within the Annual Report and Form 20-F for the year ended December 31, 2018, filed with the AFM and the SEC on February 22, 2019 (the “FCA Consolidated Financial Statements at December 31, 2018”). The accounting policies are consistent with those used at December 31, 2018, except as described in the section — New standards and amendments effective from January 1, 2019 below.
Basis of preparation
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets, liabilities and disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change. The Interim Condensed Consolidated Financial Statements include all adjustments considered necessary by management to fairly state the Group's results of operations, financial position and cash flows. For a description of the significant estimates, judgments and assumptions of the Group, refer to Note 2, Basis of Preparation — Use of estimates in the FCA Consolidated Financial Statements at December 31, 2018.

________________________________________________________________________________________________________________________________________________
(1) There is no effect on these Interim Condensed Consolidated Financial Statements resulting from differences between IFRS as issued by the IASB and IFRS as adopted by the European Union.

New standards and amendments effective from January 1, 2019
The cumulative effect of the changes made to our Consolidated Statement of Financial Position as of January 1, 2019 for the adoption of IFRS 16 - Leases is as follows:

(€ million)	At December 31, 2018 (as previously reported)	IFRS 16 adoption Effect	At January 1, 2019 (as adjusted)
Assets
Non-current assets
Property, plant and equipment	€26,307	€1,069	€27,376
Prepaid expenses and other assets	266	(3)	263
Non-current assets not impacted by IFRS 16 adoption	32,008	—	32,008
Total Non-current assets	58,581	1,066	59,647
Current assets
Prepaid expenses and other assets	418	(2)	416
Assets held for sale	4,801	261	5,062
Current assets not impacted by IFRS 16 adoption	33,073	—	33,073
Total Current assets	38,292	259	38,551
Total Assets	€96,873	€1,325	€98,198

Equity
Total Equity	24,903	—	24,903

Liabilities
Non-current liabilities
Long-term debt(1)	8,667	903	9,570
Other liabilities	2,452	(3)	2,449
Non-current liabilities not impacted by IFRS 16 adoption	14,377	—	14,377
Total Non-current liabilities	25,496	900	26,396
Current liabilities
Short-term debt and current portion of long-term debt(1)	5,861	166	6,027
Other liabilities	7,057	(2)	7,055
Liabilities held for sale	2,931	261	3,192
Current liabilities not impacted by IFRS 16 adoption	30,625	—	30,625
Total Current liabilities	46,474	425	46,899
Total Equity and liabilities	€96,873	€1,325	€98,198
________________________________________________________________________________________________________________________________________________
(1) Amounts at December 31, 2018, include €261 million of finance lease liabilities previously recognized in accordance with IAS 17. Refer to Note 12, Debt.
As a result of the adoption of IFRS 16, the Group will recognize deferred tax assets and liabilities arising on lease liabilities and right-of-use assets, respectively, which largely offset. The net impact to deferred tax assets on adoption as at January 1, 2019 was nil. The net deferred tax impact in future periods is expected to be immaterial.
IFRS 16 - Leases
IFRS 16 - Leases (“IFRS 16”) requires lessees to recognize assets and liabilities under an on-balance sheet model that is similar to finance lease accounting under IAS 17 (“IAS 17”). IFRS 16 is effective from January 1, 2019 (the date of adoption). The Group adopted IFRS 16 using the modified retrospective approach, with the cumulative effect of initially applying the standard recognized as an adjustment to the Group’s opening equity balance on January 1, 2019, which was nil. The comparative period has not been restated and continues to be reported under the accounting standards in effect for periods prior to January 1, 2019.

Transition
The following practical expedients have been made upon transition to IFRS 16:

•	Contracts that were previously identified as leases by applying IAS 17 and IFRIC 4, Determining whether an Arrangement contains a Lease, have not been re-assessed under IFRS 16.

•	For leases with a remaining lease term less than 12 months from the date of adoption, or leases of low-value assets, we have not recognized right-of-use assets and lease liabilities.

•
A single discount rate was applied to portfolios of leases with similar characteristics at the date of adoption. Lease liabilities were discounted at their respective incremental borrowing rates as at January 1, 2019 and the weighted average of the discount rates used was 5.7%.

•	In measuring the right-of-use assets at the date of adoption, the initial direct costs were excluded.
For leases classified as finance leases under IAS 17, the carrying amounts of the right-of-use assets and lease liabilities at January 1, 2019 were determined as the carrying amounts of the lease assets and lease liabilities under IAS 17 immediately before that date.
As IFRS 16 substantially carries forward the lessor accounting requirements in IAS 17, where FCA is a lessor, we continue to classify our leases as operating leases or finance leases and account for them accordingly.
The following reconciliation to the opening balance for the lease liabilities as at January 1, 2019 is based upon the operating lease obligations as at December 31, 2018 (excluding discontinued operations):

(€ million)
Future lease obligations as at December 31, 2018(1)	€1,642
Recognition exemption for:
Short-term leases	(102)
Leases of low-value assets	(27)
Gross lease liabilities at January 1, 2019	1,513
Effect of discounting using the incremental borrowing rate at January 1, 2019	(444)
Present value of lease liabilities at January 1, 2019	1,069
Present value of finance lease liabilities under IAS 17 at December 31, 2018	261
Lease liabilities as a result of the initial application of IFRS 16 as at January 1, 2019	€1,330
________________________________________________________________________________________________________________________________________________
(1) Includes future minimum lease payments under non-cancellable lease contracts of €1,027 million and extension and termination options reasonably certain to be exercised of €615 million.
Leases (policy applicable from January 1, 2019)
As a Lessee
At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is, or contains a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.
This policy is applied to contracts entered into, or modified, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. Except for real estate properties, the Group has elected not to separate non-lease components and will account for the lease and non-lease components as a single lease component.

Right-of-use asset
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term. The estimated useful life of the right-to-use asset is determined based on the nature of the asset, taking into consideration the lease term. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain corresponding remeasurements of the lease liability.
Lease liability
The lease liability is initially measured at the present value of the lease payments that have not been paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group's incremental borrowing rate. The incremental borrowing rate is determined considering macro-economic factors such as the risk free rate based on the relevant currency and term, as well as FCA specific factors contributing to FCA’s credit spread, including the impact of security. The Group primarily uses the incremental borrowing rate as the discount rate for its lease liabilities.
Lease payments used to measure the lease liability include the following, if appropriate:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate applicable as at the commencement date;

•	amounts expected to be payable under a residual value guarantee;

•	if reasonably certain to exercise, the exercise price under a purchase option, or lease payments in an optional renewal period; and

•	penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is subsequently measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group's estimate of the amount expected to be payable under a residual value guarantee, or if the Group changes its assessment of whether it will exercise a purchase, extension or termination option. When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group presents right-of-use assets that do not meet the definition of investment property in Property, plant and equipment and lease liabilities in Long-term debt and Short-term debt and current portion of long-term debt in the Interim Condensed Consolidated Statement of Financial Position.
The Group has elected to not recognize right-of-use assets and lease liabilities for short-term leases and low-value leases for all classes of leased assets. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
As a Lessor
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all the risks and rewards incidental to ownership of the underlying asset. If the risks and rewards are substantially transferred, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
Effect of IFRS 16
All amounts provided below relate to continuing operations only. Please refer to Note 2, Scope of consolidation for detail on amounts relating to discontinued operations.
As Lessee
Property, plant and equipment comprise owned and leased assets that do not meet the definition of investment property under IAS 40 - Investment Property.

At March 31, 2019
(€ million)
Property, plant and equipment owned	26,026
Right-of-use assets	1,426
Total	27,452
The Group leases assets including land, industrial buildings, plant machinery and equipment, and other assets. Information about leases for which the Group is a lessee is presented below (excluding the impacts related to discontinued operations as described in Note 2, Scope of consolidation)
Right-of-use assets

	Land	Industrial buildings	Plant, machinery and equipment	Other assets	Total
	(€ million)
Balance at December 31, 2018	—	197	129	—	326
IFRS 16 adoption effect	26	888	77	78	1,069
Balance at January 1, 2019(1)	26	1,085	206	78	1,395
Depreciation	(1)	(36)	(19)	(13)	(69)
Additions	—	8	6	48	62
Change in the scope of consolidation	—	13	27	—	40
Translation differences	—	20	2	2	24
Other	—	(7)	(12)	(7)	(26)
Balance at March 31, 2019	25	1,083	210	108	1,426
________________________________________________________________________________________________________________________________________________
(1) The opening balance as of January 1, 2019 includes €326 million of assets previously recognized in accordance with IAS 17.
Lease liabilities
The following table summarizes the Group's current and non-current lease liabilities:
Lease liabilities included in the Statement of Financial Position

At March 31, 2019
(€ million)
Long-term debt (non-current)	1,093
Short-term debt and current portion of long-term debt (current)	288

Maturity analysis - contractual undiscounted cash flows

At March 31, 2019
(€ million)
Due within one year	339
Due between one and five years	694
Due beyond five years	792
Total undiscounted lease liabilities	1,825
Amounts recognized in Profit before taxes
Amounts recognized within Profit before taxes for the three months ended March 31, 2019 were as follows:

For the three months ended March 31, 2019
(€ million)
Depreciation of right-of-use assets	69
Interest expense on lease liabilities	19
Variable lease payments not included in the measurement of leases liabilities	—
Income from sub-leasing right-of-use assets	(22)
Expenses relating to short-term leases and to leases of low-value assets	57
(Gains)/losses arising from sale and leaseback transactions	(22)
Total (income)/expense recognized in Net profit from continuing operations	101
The impact of adoption of IFRS 16 on our Interim Condensed Consolidated Income Statement for the three months ended March 31, 2019 was immaterial.
Amounts recognized in Consolidated Statement of Cash Flows

For the three months ended March 31, 2019
(€ million)
Total cash outflow for leases	67
Cash payments for the principal portion of lease liabilities (within financing activities)	53
Cash payments for interest expense related to lease liabilities (within operating activities)	14

Other new standards and amendments
The following amendments and interpretations, which were effective from January 1, 2019, were adopted by the Group. The adoption of these amendments did not have a material impact on the Interim Condensed Consolidated Financial Statements.

•
In June 2017, the IASB issued IFRIC Interpretation 23 - Uncertainty over Income Tax Treatment, (the “Interpretation”), which clarifies application of recognition and measurement requirements in IAS 12 - Income Taxes when there is uncertainty over income tax treatments. The Interpretation specifically addresses the following: (i) whether an entity considers uncertain tax treatments separately, (ii) the assumptions an entity makes about the examination of tax treatments by taxation authorities, (iii) how an entity determines taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates and (iv) how an entity considers changes in facts and circumstances. The Interpretation does not add any new disclosure requirements, however it highlights the existing requirements in IAS 1 - Presentation of Financial Statements, related to disclosure of judgments, information about the assumptions made and other estimates and disclosures of tax-related contingencies within IAS 12 - Income Taxes. The Group applied IFRIC 23 from January 1, 2019 under the retrospective approach with no impact to equity on the date of initial application.

•
In October 2017, the IASB issued Prepayment Features with Negative Compensation (Amendments to IFRS 9), allowing companies to measure particular prepayable financial assets with so-called negative compensation at amortized cost or at fair value through other comprehensive income if a specified condition is met, instead of at fair value through profit or loss.

•
In October 2017, the IASB issued Long-term interests in associates and joint ventures (Amendments to IAS 28), which clarifies that companies account for long-term interests in an associate or joint venture, to which the equity method is not applied, using IFRS 9.

•
In December 2017, the IASB issued Annual Improvements to IFRSs 2015-2017, a series of amendments to IFRSs in response to issues raised mainly on IFRS 3 - Business Combinations, which clarifies that a company remeasure its previously held interest in a joint operation when it obtains control of the business, on IFRS 11 - Joint Arrangements, a company does not remeasure its previously held interest in a joint operation when it obtains joint control of the business, on IAS 12 - Income Taxes, which clarifies that all income tax consequences of dividends (i.e. distribution of profits) should be recognized in profit or loss, regardless of how the tax arises, and on IAS 23 - Borrowing Costs, which clarifies that a company treats as part of general borrowing any borrowing originally made to develop an asset when the asset is ready for its intended use or sale.

•
In February 2018, the IASB issued Plan Amendment, Curtailment or Settlement (Amendments to IAS 19) which specifies how companies determine pension expenses when changes to a defined benefit pension plan occur. IAS 19 - Employee Benefits specifies how a company accounts for a defined benefit plan. When a change to a plan-an amendment, curtailment or settlement-takes place, IAS 19 requires a company to remeasure its net defined benefit liability or asset. The amendments require a company to use the updated assumptions from this remeasurement to determine current service cost and net interest for the remainder of the reporting period after the change to the plan. The amendments are effective for plan amendments, curtailments or settlements occurring on or after the beginning of the first annual reporting period that begins on or after January 1, 2019.

New standards and amendments not yet effective
Reference should be made to Note 2, Basis of Presentation – New Standards and Amendments Not Yet Effective within the FCA Consolidated Financial Statements at December 31, 2018 for a description of new standards not yet effective as of March 31, 2019.

Exchange rates
The principal exchange rates used to translate other currencies into Euro were as follows:

	For the three months ended March 31, 2019	At March 31, 2019	At December 31, 2018	For the three months ended March 31, 2018	At March 31, 2018
U.S. Dollar (U.S.$)	1.136	1.124	1.145	1.229	1.232
Brazilian Real (BRL)	4.278	4.387	4.444	3.989	4.094
Chinese Renminbi (CNY)	7.663	7.540	7.875	7.815	7.747
Canadian Dollar (CAD)	1.510	1.500	1.561	1.554	1.590
Mexican Peso (MXN)	21.806	21.691	22.492	23.037	22.525
Polish Zloty (PLN)	4.302	4.301	4.301	4.179	4.211
Argentine Peso (ARS)(1)	48.423	48.423	43.074	24.207	24.778
Pound Sterling (GBP)	0.873	0.858	0.895	0.883	0.875
Swiss Franc (CHF)	1.132	1.118	1.127	1.165	1.178
________________________________________________________________________________________________________________________________________________
(1) From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. Transactions after July 1, 2018  for entities with the Argentinian Peso as the functional currency were translated using the spot rate at the end of the period.
2. Scope of consolidation
Magneti Marelli discontinued operations
On April 5, 2018, the FCA Board of Directors announced that it had authorized FCA management to develop and implement a plan to separate the Magneti Marelli business from the Group.
At September 30, 2018, the separation within the next twelve months became highly probable and Magneti Marelli operations met the criteria to be classified as a disposal group held for sale. It also met the criteria to be classified as a discontinued operation pursuant to IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations.
On October, 22, 2018, FCA announced that it has entered into a definitive agreement to sell its Magneti Marelli business to CK Holdings Co., Ltd. The transaction closed on May 2, 2019 (refer to Note 20, Subsequent events).

The presentation of the Magneti Marelli business is as follows:

•
The operating results of Magneti Marelli have been excluded from the Group’s continuing operations and are presented as a single line item within the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2019 and 2018. In order to present the financial effects of a discontinued operation, revenues and expenses arising from intercompany transactions were eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. However, no profit or loss is recognized for intercompany transactions within the Consolidated Income Statement.

•
The assets and liabilities of Magneti Marelli have been classified as Assets held for sale and Liabilities held for sale within the Interim Condensed Consolidated Statement of Financial Position at March 31, 2019 and at December 31, 2018.

•
Cash flows arising from the Magneti Marelli business unit have been presented separately as discontinued cash flows from operating, investing and financing activities within the Interim Condensed Consolidated Statement of Cash Flows for the three months ended March 31, 2019 and 2018. These cash flows represent those arising from transactions with third parties.

•
In accordance with IFRS 5, depreciation and amortization on the assets of Magneti Marelli ceased as at September 30, 2018. The impact of ceasing depreciation of the property, plant and equipment and amortization of the intangible assets of Magneti Marelli was €100 million, net of tax of €20 million for the three months ended March 31, 2019.

•
As a result of the adoption of IFRS 16, as of March 31, 2019 the amounts of assets and liabilities classified as held for sale included €243 million of right-of-use assets and €237 million of lease liabilities respectively.

•	The operating results from discontinued operations includes €4 million of interest on lease liabilities as of March 31, 2019.

•
Total expenses recognized as of March 31, 2019 in the operating results from discontinued operations relating to short-term leases and low-value assets leases amounted to €4 million and €2 million respectively.

The following table represents the assets and liabilities of the Magneti Marelli business classified as held for sale at March 31, 2019:

	At March 31, 2019(1)
	Total	Current	Non-current
	(€ million)
Assets classified as held for sale
Intangible assets	€768	€—	€768
Property, plant and equipment	2,115	—	2,115
Deferred tax assets	188	—	188
Inventories	825	825	—
Trade and other receivables	733	675	58
Cash and cash equivalents	418	418	—
Other assets	147	37	110
Total Assets held for sale	€5,194

Liabilities classified as held for sale
Debt	382	208	174
Employee benefits liabilities	292	51	241
Provisions	215	102	113
Deferred tax liabilities	137	—	137
Trade and other payables	1,557	1,557	—
Other liabilities	386	339	47
Total Liabilities held for sale	€2,969
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the financial position of Magneti Marelli on a stand-alone basis; amounts are net of transactions totaling €368 million between Magneti Marelli and other companies of the Group.

The following table summarizes the operating results of Magneti Marelli that were excluded from the Interim Condensed Consolidated Income Statement for the three months ended March 31, 2019 and 2018:

	Three months ended March 31(1)
	2019	2018
	(€ million)
Net revenues	€1,175	€1,294
Expenses	1,034	1,190
Net financial expenses/(income)	13	22
Profit before taxes from discontinued operations	128	82
Tax expense	17	12
Profit from discontinued operations, net of tax	€111	€70
________________________________________________________________________________________________________________________________________________
(1) Amounts presented are not representative of the income statement of Magneti Marelli on a stand-alone basis; amounts are net of transactions between Magneti Marelli and other companies of the Group.

Acquisition of the assets of Vari-Form Inc.
During the three months ended March 31, 2019, FCA NV, through a wholly-owned subsidiary in Canada, entered into an asset purchase agreement for the assets of Vari-Form Inc., a vehicle component manufacturer, for an amount of U.S. $62 million (€55 million), the majority of which was allocated to goodwill, recognized within the North America segment.
3. Net revenues
Net revenues were as follows:

	Three months ended March 31
	2019	2018
	(€ million)
Revenues from:
Sales of goods	€23,244	€24,526
Services provided	935	855
Construction contract revenues	173	248
Lease installments from assets sold with a buy-back commitment	77	60
Interest income of financial services activities	52	44
Total Net revenues	€24,481	€25,733

	Mass-Market Vehicles
Three months ended March 31, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sale of goods	€15,456	€1,828	€560	€4,773	€458	€169	€23,244
Services provided	569	61	5	223	10	67	935
Construction contract revenues	—	—	—	—	—	173	173
Revenues from goods and services	16,025	1,889	565	4,996	468	409	24,352

Lease installments from assets sold with a buy-back commitment	28	—	—	49	—	—	77
Interest income from financial services activities	—	29	16	7	—	—	52
Total Net revenues	€16,053	€1,918	€581	€5,052	€468	€409	€24,481

	Mass-Market Vehicles
Three Months Ended March 31, 2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Total
	(€ million)
Revenues from:
Sale of goods	€15,880	€1,805	€588	€5,357	€736	€160	€24,526
Services provided	506	58	4	216	8	63	855
Construction contract revenues	—	—	—	—	—	248	248
Revenues from goods and services	16,386	1,863	592	5,573	744	471	25,629

Lease installments from assets sold with a buy-back commitment	18	—	—	42	—	—	60
Interest income from financial services activities	—	24	15	5	—	—	44
Total Net revenues	€16,404	€1,887	€607	€5,620	€744	€471	€25,733

4. Net financial expenses
The following table summarizes the Group’s financial income and expenses included within Net financial expenses:

	Three months ended March 31
	2019	2018
	(€ million)
Interest income and other financial income	€50	€60

Financial expenses:
Interest expense and other financial expenses	209	229
Interest on lease liabilities(1)	19	—
Write-down of financial assets	6	2
Losses on disposal of securities	—	11
Net interest expense on employee benefits provisions	73	65
Total Financial expenses	307	307
Net expenses from derivative financial instruments and exchange rate differences	(13)	40
Total Financial expenses and Net expenses from derivative financial instruments and exchange rate differences	294	347

Net financial expenses	€244	€287
______________________________________________________________________________________________________________________________
(1) Interest on lease liabilities previously recognized in accordance with IAS 17 during the three months ended March 31, 2018, was not material for reclassification.

5. Tax expense
Tax expense was as follows:

	Three months ended March 31
	2019	2018
	(€ million)
Current tax expense	€146	€211
Deferred tax expense/(benefit)	54	(1)
Tax expense relating to prior periods	12	4
Total Tax expense	€212	€214
The effective tax rate was 29 percent and 18 percent for the three months ended March 31, 2019 and 2018, respectively. The increase in the effective tax rate was primarily related to non-recurring U.S. tax benefits and adjustments to deferred tax liabilities.
6. Goodwill and intangible assets with indefinite useful lives
Goodwill and intangible assets with indefinite useful lives at March 31, 2019 and December 31, 2018 are summarized as below:

	At March 31, 2019	At December 31, 2018
	(€ million)
Goodwill	€11,070	€10,834
Other intangible assets with indefinite useful lives	3,196	3,136
Total Goodwill and intangible assets with indefinite useful lives	€14,266	€13,970

The increase during the three months ended March 31, 2019 primarily related to foreign currency translation of the U.S. Dollar to the Euro and included goodwill recognized on the acquisition of the assets of Vari-Form Inc. (refer to Note 2, Scope of consolidation).
7. Trade and other receivables
Trade and other receivables consisted of the following:

	At March 31, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Trade receivables	€2,334	€—	€2,334	€2,048	€—	€2,048
Receivables from financing activities	2,799	315	3,114	3,304	310	3,614
Other receivables	1,651	1,786	3,437	1,836	1,174	3,010
Total Trade and other receivables	€6,784	€2,101	€8,885	€7,188	€1,484	€8,672
As disclosed in Note 22, Other liabilities and Tax payables, in the FCA Consolidated Financial Statements at December 31, 2018, during 2017, the Brazilian Supreme Court ruled that state value added tax should be excluded from the basis for calculating a federal tax on revenue, a decision which was subsequently appealed. In March 2019, a final and definitive favorable decision was made in respect of the COFINS over ICMS element of the litigation, relating to amounts previously paid but not recovered for the period between May 2004 to December 2014. During the three months ended March 31, 2019, total credits and the related receivable of €164 million were recognized, which were excluded from Adjusted EBIT (refer to Note 19, Segment reporting).
Transfer of financial assets
At March 31, 2019, the Group had receivables due after that date which had been transferred without recourse and which were derecognized in accordance with IFRS 9, Financial Instruments, amounting to €7,867 million (€8,523 million at December 31, 2018). The transfers related to trade receivables and other receivables of €6,257 million (€6,847 million at December 31, 2018) and financial receivables of €1,610 million (€1,676 million at December 31, 2018). These amounts included receivables of €5,181 million (€5,517 million at December 31, 2018), mainly due from the sales network, transferred to FCA Bank, our jointly-controlled financial services company.
8. Inventories

	At March 31, 2019	At December 31, 2018
	(€ million)
Finished goods and goods for resale	€7,131	€6,776
Work-in-progress, raw materials and manufacturing supplies	4,359	3,783
Construction contract assets	101	135
Total Inventories	€11,591	€10,694
The Construction contracts, net asset/(liability) relates to the design and production of industrial automation systems and related products and is summarized as follows:

	At March 31, 2019	At December 31, 2018
	(€ million)
Aggregate amount of costs incurred and recognized profits (less recognized losses) to date	€969	€954
Less: Progress billings	(929)	(912)
Construction contracts, net asset/(liability)	40	42
Construction contract assets	101	135
Less: Construction contract liabilities (Note 13)	(61)	(93)
Construction contracts, net asset/(liability)	€40	€42

9. Share-based compensation
2014-2018 Long Term Incentive Plan
Restricted Share Units
During the three months ended March 31, 2019, FCA awarded 547 thousand Restricted Share Units (“RSU”) to certain key employees of the Company under the 2014 - 2018 Long Term Incentive Plan (“2014 - 2018 LTIP”), which represent the right to receive FCA common shares. These awards will vest in four equal tranches in 2019, 2020, 2021 and 2022. In addition, during the three months ended March 31, 2019, FCA awarded an additional 31 thousand RSUs under the 2014 - 2018 LTIP to certain key employees of the Company. These additional shares will vest in one tranche in the first quarter of 2020. The fair values of the awards were measured using the FCA stock price on the grant date.
Share-based compensation expense
Including previously granted awards, total expense for the Performance Share Units (“PSU”) and RSU awards of €14 million and €5 million were recorded for the three months ended March 31, 2019. Including previously granted awards, total expense for the PSU and RSU awards of €25 million and €26 million were recorded for the three months ended March 31, 2018.
The total number of PSU and RSU awards outstanding at March 31, 2019 were 2.95 million and 1.42 million respectively.
10. Employee benefits liabilities
Employee benefits liabilities include provisions for both pension plans and health care, legal, severance indemnity and other post-employment benefits (“OPEB”) and consisted of the following:

	At March 31, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Pension benefits	€34	€4,651	€4,685	€34	€4,475	€4,509
Health care and life insurance plans	137	2,117	2,254	134	2,082	2,216
Other post-employment benefits	81	723	804	82	737	819
Other provisions for employees	227	592	819	345	581	926
Total Employee benefits liabilities	€479	€8,083	€8,562	€595	€7,875	€8,470
Pension and OPEB costs included in the Interim Condensed Consolidated Income Statement were as follows:

	Three months ended March 31
	2019		2018
	Pension	OPEB	Pension	OPEB
	(€ million)
Current service cost	€39	€6	€41	€8
Interest expense	237	27	222	23
Interest (income)	(194)	—	(183)	—
Other administrative costs	20	—	20	—
Total	€102	€33	€100	€31
Total contributions of €18 million were made to our pension plans in the three months ended March 31, 2019.

11. Provisions

	At March 31, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Product warranty and recall campaigns	€2,600	€4,009	€6,609	€2,745	€4,015	€6,760
Sales incentives	6,100	—	6,100	5,999	—	5,999
Other provisions and risks	1,882	1,659	3,541	1,739	1,546	3,285
Total Provisions	€10,582	€5,668	€16,250	€10,483	€5,561	€16,044
During the three months ended March 31, 2019, a total provision for €127 million was recognized primarily for workforce restructuring costs, of which €52 million was recognized within the LATAM segment, €36 million was recognized within EMEA and €35 million within North America (refer to Note 19, Segment reporting).
12. Debt

	At March 31, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Notes	€1,601	€6,277	€7,878	€1,598	€6,227	€7,825
Borrowings from banks(1)	2,596	1,965	4,561	2,928	2,177	5,105
Asset-backed financing	276	—	276	457	—	457
Lease liabilities	288	1,093	1,381	56	205	261
Other debt(1)	764	149	913	822	58	880
Total Debt	€5,525	€9,484	€15,009	€5,861	€8,667	€14,528
________________________________________________________________________________________________________________________________________________
(1) Borrowings from banks and Other debt as previously reported included €261 million of finance lease liabilities recognized in accordance with IAS 17. These amounts have been reclassified into the line item Lease liabilities at December 31, 2018. Refer to Note 1, Basis of preparation for additional information on the adoption of IFRS 16.
Borrowings from banks
Revolving Credit Facilities
In March 2019, the Group amended its syndicated revolving credit facility originally signed in June 2015 and previously amended in March 2017 and March 2018 (as amended, the “RCF”). The amendment extended the RCF’s final maturity to March 2024. The RCF, which is available for general corporate purposes and for the working capital needs of the Group, is structured in two tranches: €3.125 billion with a 37-month tenor and two extension options of 1-year and of 11-months exercisable on the first and second anniversary of the amendment signing date, respectively; and €3.125 billion with a 60-month tenor. The amendment was accounted for as a debt modification and, as a result, the new costs associated with the March 2019 amendment as well as the remaining unamortized debt issuance costs related to the original €5.0 billion RCF and the previous March 2017 and 2018 amendments will be amortized over the life of the amended RCF.
At March 31, 2019, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion RCF and approximately €1.5 billion of other revolving credit facilities. At December 31, 2018, undrawn committed credit lines totaling €7.7 billion included the €6.25 billion RCF and approximately €1.5 billion of other revolving credit facilities.

13. Other liabilities
Other liabilities consisted of the following:

	At March 31, 2019			At December 31, 2018
	Current	Non-current	Total	Current	Non-current	Total
	(€ million)
Payables for GDP and buy-back agreements	€2,339	€—	€2,339	€2,362	€—	€2,362
Accrued expenses and deferred income	798	681	1,479	783	697	1,480
Indirect taxes payables	670	16	686	681	16	697
Payables to personnel	901	16	917	956	16	972
Social security payables	250	4	254	265	4	269
Construction contract liabilities (Note 8)	61	—	61	93	—	93
Service contract liability	593	1,486	2,079	568	1,521	2,089
Other	1,533	210	1,743	1,349	198	1,547
Total Other liabilities	€7,145	€2,413	€9,558	€7,057	€2,452	€9,509
14. Fair value measurement
Assets and liabilities that are measured at fair value on a recurring basis
The following table shows the fair value hierarchy, based on observable and unobservable inputs, for financial assets and liabilities that are measured at fair value on a recurring basis at March 31, 2019 and December 31, 2018:

	At March 31, 2019				At December 31, 2018
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(€ million)
Debt securities and equity instruments measured at FVOCI	€3	€15	€13	€31	€3	€15	€13	€31
Debt securities and equity instruments measured at FVPL	280	—	2	282	270	—	3	273
Derivative financial assets	—	200	41	241	—	256	41	297
Collateral deposits	64	—	—	64	61	—	—	61
Receivables from financing activities	—	—	562	562	—	—	973	973
Trade receivables	—	62	—	62	—	65	—	65
Money market securities	4,150	—	—	4,150	4,352	—	—	4,352
Total Assets	€4,497	€277	€618	€5,392	€4,686	€336	€1,030	€6,052
Derivative financial liabilities	—	240	1	241	—	205	2	207
Total Liabilities	€—	€240	€1	€241	€—	€205	€2	€207

During the three months ended March 31, 2019, there were no transfers between levels in the fair value hierarchy. For assets and liabilities recognized in the financial statements at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization at the end of each reporting period.
The fair value of Other financial assets and liabilities, which mainly include derivative financial instruments, is measured by taking into consideration market parameters at the balance sheet date and using valuation techniques widely accepted in the financial business environment as described below:

•	the fair value of forward contracts and currency swaps is determined by taking the prevailing exchange rates and interest rates at the balance sheet date;

•	the fair value of interest rate swaps and forward rate agreements is determined by taking the prevailing interest rates at the balance sheet date and using the discounted expected cash flow method;

•	the fair value of combined interest rate and currency swaps is determined using the exchange and interest rates prevailing at the balance sheet date and the discounted expected cash flow method; and

•
the fair value of swaps and options hedging commodity price risk is determined by using suitable valuation techniques and taking market parameters at the balance sheet date (in particular, underlying prices, interest rates and volatility rates).

The fair value of money market securities is based on available market quotations. Where appropriate, the fair value of money market securities is determined with discounted expected cash flow techniques using observable market yields (categorized as Level 2).
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
The following is a reconciliation of the changes in items measured at fair value and classified within Level 3:

	Three months ended March 31
	2019			2018
	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)	Receivables from financing activities	Debt securities and equity instruments	Derivative financial assets/(liabilities)
		(€ million)
At January 1	€973	€16	€39	€700	€45	€29
Gains/(losses) recognized in Consolidated Income Statement	—	—	7	—	—	7
Gains/(losses) recognized in Other comprehensive income/(loss)	—	—	22	—	—	(17)
Issues/Settlements	(411)	(1)	(28)	185	—	(13)
At March 31	€562	€15	€40	€885	€45	€6
Gains/(losses) included in the Interim Condensed Consolidated Income Statement during three months ended March 31, 2019 and 2018 were recognized within Cost of revenues. Gains/(losses) recognized in Other comprehensive income/(loss) during the three months ended March 31, 2019 and 2018 were included within Cash flow hedge reserve within Equity in the Interim Condensed Consolidated Statement of Financial Position.
Assets and liabilities not measured at fair value on a recurring basis
The carrying value of debt securities measured at amortized cost, financial receivables, current receivables and payables is a reasonable approximation of the fair value as the present value of future cash flows does not differ significantly from the carrying amount.
The carrying value of Cash at banks and Other cash equivalents usually approximate fair value due to the short maturity of these instruments.

The following table summarizes the carrying amount and fair value for financial assets and liabilities not measured at fair value on a recurring basis:

		At March 31, 2019		At December 31, 2018
	Note	Carrying amount	Fair Value	Carrying amount	Fair Value
		(€ million)
Dealer financing		€1,688	€1,685	€1,681	€1,682
Retail financing		623	611	601	584
Finance leases		3	3	3	3
Other receivables from financing activities		238	237	356	355
Total Receivables from financing activities(1)	7	€2,552	€2,536	€2,641	€2,624

Notes		€7,878	€8,375	€7,825	€8,152
Other debt		5,474	5,471	5,985	5,968
Asset-backed financing		276	276	457	457
Lease liabilities		1,381	1,381	261	261
Total Debt	12	€15,009	€15,503	€14,528	€14,838
________________________________________________________________________________________________________________________________________________
(1) Amounts at March 31, 2019 and December 31, 2018 exclude receivables measured at FVPL.
The fair value of Receivables from financing activities, which are classified in Level 3 of the fair value hierarchy, has been estimated using discounted cash flow models. The most significant inputs used in this measurement are market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristics, adjusted in order to take into account the credit risk of the counterparties.
Notes that are traded in active markets for which close or last trade pricing is available are classified within Level 1 of the fair value hierarchy. Notes for which such prices are not available are valued at the last available price or based on quotes received from independent pricing services or from dealers who trade in such securities and are classified within Level 2 of the fair value hierarchy. At March 31, 2019, €8,368 million and €7 million of Notes were classified within Level 1 and Level 2, respectively. At December 31, 2018, €8,145 million and €7 million of Notes were classified within Level 1 and Level 2, respectively.
The fair value of Other debt classified within Level 2 of the fair value hierarchy has been estimated using discounted cash flow models. The main inputs used are year-end market interest rates, adjusted for market expectations of the Group’s non-performance risk implied in quoted prices of traded securities issued by the Group and existing credit derivatives on Group liabilities. The fair value of the debt that requires significant adjustments using unobservable inputs is classified in Level 3. At March 31, 2019, €4,653 million and €818 million of Other Debt were classified within Level 2 and Level 3, respectively. At December 31, 2018, €5,166 million and €802 million of Other Debt were classified within Level 2 and Level 3, respectively.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs. At March 31, 2019, €1,381 million of Lease liabilities were classified within Level 3 of which €75 million were previously classified within Level 2. At December 31, 2018, €75 million and €186 million of Lease liabilities were classified within Level 2 and Level 3, respectively.
15. Related party transactions
Related parties of the Group are entities and individuals capable of exercising control, joint control or significant influence over the Group and its subsidiaries. Refer to Note 24, Related party transactions, in the FCA Consolidated Financial Statements at December 31, 2018, for a description of the Group's transactions with the Group's unconsolidated subsidiaries, joint ventures, associates and other related parties.

The amounts for significant transactions with related parties recognized in the Interim Condensed Consolidated Income Statements were as follows:

	Three months ended March 31
	2019				2018
	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses	Net revenues	Cost of revenues	Selling, general and other costs/(income)	Net financial expenses
	(€ million)
Joint arrangements and associates	€772	€516	€(15)	€15	€940	€782	€(19)	€10
CNHI	127	73	2	—	142	86	2	—
Ferrari	14	40	—	—	19	60	—	—
Assets and liabilities from significant transactions with related parties were as follows:

	At March 31, 2019					At December 31, 2018
	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt	Trade and other receivables	Trade payables	Other liabilities	Asset-backed financing	Debt
	(€ million)
Joint arrangements and associates	€560	€450	€272	€266	€61	€542	€490	€291	€449	€39
CNHI	58	56	12	—	—	53	71	12	—	—
Ferrari	18	29	4	—	—	25	45	3	—	—
16. Guarantees granted, commitments and contingent liabilities
Litigation
Takata airbag inflators
Putative class action lawsuits were filed in March 2018 against FCA US in the U.S. District Courts for the Southern District of Florida and the Eastern District of Michigan, asserting claims under federal and state laws alleging economic loss due to Takata airbag inflators installed in certain of our vehicles. We are vigorously defending against this action and at this stage of the proceedings, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Emissions Matters
On January 10, 2019, we announced that FCA US reached final settlements on civil environmental and consumer claims with the U.S. Environmental Protection Agency (“EPA”) , U.S. Department of Justice, the California Air Resources Board, the State of California, 49 other States and U.S. Customs and Border Protection, for which we have accrued €748 million. Approximately €350 million of the accrual will be paid in civil penalties to resolve differences over diesel emissions requirements and a portion of the accrual is attributable to settlements reached by FCA US in connection with a putative class action on behalf of consumers in connection with which FCA US agreed to pay an average of $2,800 per vehicle to eligible customers affected by the recall.
In the U.S. we remain subject to diesel emissions-related investigations by the U.S. Securities and Exchange Commission and the U.S. Department of Justice, Criminal Division.  In addition, we remain subject to a number of related private lawsuits and the potential for claims by consumers who choose not to participate in the class action settlement.
We have also received inquiries from other regulatory authorities in a number of jurisdictions as they examine the on-road tailpipe emissions of several automakers’ vehicles and, when jurisdictionally appropriate, we continue to cooperate with these governmental agencies and authorities.

In Europe, we have been working with the Italian Ministry of Transport (“MIT”) and the Dutch Vehicle Regulator (“RDW”), the authorities that certified FCA diesel vehicles for sale in the European Union, and the UK Driver and Vehicle Standards Agency. We also initially responded to inquiries from the German authority, the Kraftfahrt-Bundesamt (“KBA”), regarding emissions test results for our vehicles, and we discussed the KBA reported test results, our emission control calibrations and the features of the vehicles in question. After these initial discussions, the MIT, which has sole authority for regulatory compliance of the vehicles it has certified, asserted its exclusive jurisdiction over the matters raised by the KBA, tested the vehicles, determined that the vehicles complied with applicable European regulations and informed the KBA of its determination. Thereafter, mediations have been held under European Commission (“EC”) rules, between the MIT and the German Ministry of Transport and Digital Infrastructure, which oversees the KBA, in an effort to resolve their differences. The mediation was concluded with no action being taken with respect to FCA. In May 2017, the EC announced its intention to open an infringement procedure against Italy regarding Italy's alleged failure to respond to EC's concerns regarding certain FCA emission control calibrations. The MIT has responded to the EC's allegations by confirming that the vehicles' approval process was properly performed.
In addition, at the request of the French Consumer Protection Agency, the Juge d’Instruction du Tribunal de Grande Instance of Paris is investigating diesel vehicles of a number of automakers including FCA, regarding whether the sale of those vehicles violated French consumer protection laws. In December 2018, the Korean Ministry of Environment announced its determination that 2,428 FCA vehicles imported in Korea during 2015, 2016 and 2017 were not emissions compliant and that the vehicles with a subsequent update of the emission control calibrations voluntarily performed by FCA, although compliant, would have required re-homologation of the vehicles concerned.
The results of the unresolved inquiries and private litigation cannot be predicted at this time and these inquiries and litigation may lead to further enforcement actions, penalties or damage awards, any of which may have a material adverse effect on our business, financial condition, results of operations and reputation.  It is possible that the resolution of these matters may adversely affect our reputation with consumers, which may negatively impact demand for our vehicles and could have a material adverse effect on our business, financial condition and results of operations.  At this stage, we are unable to evaluate the likelihood that a loss will be incurred with regard to the unresolved inquiries and private litigation or estimate a range of possible loss.
Safety Recall and Emissions-related Securities Class Action Lawsuit
On September 11, 2015, a putative securities class action complaint was filed in the U.S. District Court for the Southern District of New York against us alleging material misstatements regarding our compliance with regulatory requirements and that we failed to timely disclose certain expenses relating to our vehicle recall campaigns. On October 5, 2016, the district court dismissed the claims relating to the disclosure of vehicle recall campaign expenses but ruled that claims regarding the alleged misstatements regarding regulatory requirements would be allowed to proceed. On February 17, 2017, the plaintiffs amended their complaint to allege material misstatements regarding emissions compliance. On November 13, 2017, the Court denied our motion to dismiss the emissions-related claims. On June 15, 2018, the Court certified a class of our stockholders in the case. On February 4, 2019, we entered into an agreement in principle to settle the litigation contingent on court approval for an amount within the coverage limits of our applicable insurance policies. As such, any potential loss is not material to the Group. On April 10, 2019, the Court preliminarily approved the settlement, which remains subject to final court approval following a notice period.
U.S. Sales Reporting Investigations
On July 18, 2016, we confirmed that the U.S. Securities and Exchange Commission had commenced an investigation into our reporting of vehicle unit sales to end customers in the U.S. and that inquiries into similar issues have been received from the U.S. Department of Justice. These vehicle unit sales reports relate to unit sales volumes primarily by dealers to consumers while we generally recognize revenues based on shipments to dealers and other customers and not on vehicle unit sales to consumers. We continue to cooperate with these investigations and have begun discussions with the SEC about a potential resolution of its investigation. The outcome of these investigations remains uncertain; however, any resolution may involve the payment of penalties and other sanctions.  At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation. As such, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.

As previously reported, two putative securities class action lawsuits were filed against us in the U.S. District Court for the Eastern District of Michigan making allegations with regard to our reporting of vehicle unit sales to end consumers in the U.S. These lawsuits have been consolidated into a single action and on October 4, 2018, we entered into an agreement in principle to settle the consolidated litigation, subject to court approval, for an amount that is not material to the Group. On February 20, 2019, the Court preliminarily approved the settlement, which remains subject to final court approval following a notice period.
National Training Center
In connection with an on-going government investigation into matters at the UAW-Chrysler National Training Center, the U.S. Department of Justice has brought charges against a number of individuals including former FCA US employees and individuals associated with the UAW for, among other things, tax fraud and conspiring to provide money or other things of value to a UAW officer and UAW employees while acting in the interests of FCA US, in violation of the Labor Management Relations (Taft-Hartley) Act. Several of the individual defendants have entered guilty pleas and some have claimed in connection with those pleas that they conspired with FCA US in violation of the Taft-Hartley Act. We continue to cooperate with this investigation and are in discussions with the DOJ about a potential resolution of its investigation. The outcome of those discussions is uncertain; however, any resolution may involve the payment of penalties and other sanctions.  At this time, we cannot predict whether or when any settlements may be reached or, if no settlement is reached, the ultimate outcome of any litigation. As such, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
Several putative class action lawsuits have been filed against FCA US in U.S. federal court alleging harm to UAW workers as a result of these acts. Those actions have been dismissed at the trial court stage, but remain subject to appeal. At this stage, we are unable to reliably evaluate the likelihood that a loss will be incurred or estimate a range of possible loss.
In addition, refer to Note 25, Guarantees granted, commitments and contingent liabilities, in the FCA Consolidated Financial Statements at December 31, 2018 for information on the Group's other pending litigation proceedings and governmental investigations.
Other commitments, arrangements and contractual rights
During the three months ended March 31, 2019, FCA entered into multi-year non-cancellable agreements for purchases of regulatory emissions credits in various jurisdictions with total commitments of €1.8 billion. The purchased credits are expected to be used for compliance years through 2023.
17. Equity
Share capital
At March 31, 2019, the authorized share capital of FCA was forty million Euro (€40,000,000), divided into two billion (2,000,000,000) FCA common shares, nominal value of one Euro cent (€0.01) per share and two billion (2,000,000,000) special voting shares, nominal value of one Euro cent (€0.01) per share.
At March 31, 2019, the fully-paid up share capital of FCA amounted to €19 million (€19 million at December 31, 2018) and consisted of 1,566,979,374 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each (1,550,617,563 common shares and 408,941,767 special voting shares, all with a par value of €0.01 each at December 31, 2018).

Other comprehensive income/(loss)
Other comprehensive income/(loss) was as follows:

	Three months ended March 31
	2019	2018
	(€ million)
Items that will not be reclassified to the Consolidated Income Statement in subsequent periods:
Losses on re-measurement of defined benefit plans	€—	€—
Gains on equity instruments measured at FVOCI	—	—
Items relating to discontinued operations	—	—
Total items that will not be reclassified to the Consolidated Income Statement (B1)	—	—

Items that may be reclassified to the Consolidated Income Statement in subsequent periods:
(Losses)/gains cash flow hedging instruments arising during the period	(94)	142
(Losses)/gains on cash flow hedging instruments reclassified to the Consolidated Income Statement	(4)	(39)
Total Gains/(Losses) on cash flow hedging instruments	(98)	103
Foreign exchange gains/(losses)	436	(439)
Share of Other comprehensive income/(loss) for equity method investees arising during the period	(4)	(20)
Share of Other comprehensive income/(loss) for equity method investees reclassified to the Consolidated Income Statement	—	(8)
Total Share of Other comprehensive (loss) for equity method investees	(4)	(28)
Items relating to discontinued operations	13	1
Total Items that may be reclassified to the Consolidated Income Statement (B2)	347	(363)

Total Other comprehensive income/(loss) (B1)+(B2)	347	(363)
Tax effect	27	(28)
Tax effect - discontinued operations	—	—
Total Other comprehensive income/(loss), net of tax	€374	€(391)
The tax effect relating to Other comprehensive income/(loss) was as follows:

	Three months ended March 31
	2019			2018
	Pre-tax balance	Tax income/(expense)	Net balance	Pre-tax balance	Tax income/(expense)	Net balance
	(€ million)
Gains/(losses) on re-measurement of defined benefit plans	€—	€—	€—	€—	€—	€—
(Losses)/gains on cash flow hedging instruments	(98)	27	(71)	103	(28)	75
Gains on equity instruments measured at FVOCI	—	—	—	—	—	—
Foreign exchange gains/(losses)	436	—	436	(439)	—	(439)
Share of Other comprehensive income/(loss) for equity method investees	(4)	—	(4)	(28)	—	(28)
Items relating to discontinued operations	13	—	13	1	—	1
Total Other comprehensive income/(loss)	€347	€27	€374	€(363)	€(28)	€(391)

18. Earnings per share
Basic earnings per share
Basic earnings per share for the three months ended March 31, 2019 and 2018 was determined by dividing the Net profit attributable to the equity holders of the parent by the weighted average number of shares outstanding during each period.
The following table summarizes the amounts used to calculate the basic earnings per share:

		Three months ended March 31
		2019	2018
Net profit attributable to owners of the parent	million	€615	€1,016
Weighted average number of shares outstanding	thousand	1,553,890	1,542,107
Basic earnings per share	€	€0.40	€0.66

		Three months ended March 31
		2019	2018
Net profit from continuing operations attributable to owners of the parent	million	€509	€950
Weighted average number of shares outstanding	thousand	1,553,890	1,542,107
Basic earnings per share from continuing operations	€	€0.33	€0.62

		Three months ended March 31
		2019	2018
Net profit from discontinued operations attributable to owners of the parent	million	€106	€66
Weighted average number of shares outstanding	thousand	1,553,890	1,542,107
Basic earnings per share from discontinued operations	€	€0.07	€0.04
Diluted earnings per share
In order to calculate the diluted earnings per share for the three months ended March 31, 2019, the weighted average number of shares outstanding was increased to take into consideration the theoretical effect of the potential common shares that would be issued for the outstanding and unvested PSU awards and RSU awards at March 31, 2019 as determined using the treasury stock method.
For the three months ended March 31, 2019 and the three months ended March 31, 2018, there were no instruments excluded from the calculation of diluted earnings per share because of an anti-dilutive effect.
For the three months ended March 31, 2018 the theoretical effect that would arise if the PSU and RSU awards granted in March 2017 were exercised was not taken into consideration in the calculation of diluted earnings per share as this would have had an anti-dilutive effect.

The following tables summarize the amounts used to calculate the diluted earnings per share for the three months ended March 31, 2019 and 2018:

		Three months ended March 31
		2019	2018
Net profit attributable to owners of the parent	million	€615	€1,016
Weighted average number of shares outstanding	thousand	1,553,890	1,542,107
Number of shares deployable for share-based compensation	thousand	15,978	24,295
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,569,868	1,566,402
Diluted earnings per share	€	€0.39	€0.65

		Three months ended March 31
		2019	2018
Net profit from continuing operations attributable to owners of the parent	million	€509	€950
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,569,868	1,566,402
Diluted earnings per share from continuing operations	€	€0.32	€0.61

		Three months ended March 31
		2019	2018
Net profit from discontinued operations attributable to owners of the parent	million	€106	€66
Weighted average number of shares outstanding for diluted earnings per share	thousand	1,569,868	1,566,402
Diluted earnings per share from discontinued operations	€	€0.07	€0.04
19. Segment reporting
The Group’s activities are carried out through five reportable segments: four regional mass-market vehicle segments (North America, LATAM, APAC and EMEA) and Maserati, our global luxury brand segment. These reportable segments reflect the operating segments of the Group that are regularly reviewed by the Chief Executive Officer, who is the “chief operating decision maker”, for making strategic decisions, allocating resources and assessing performance, and that exceed the quantitative threshold provided in IFRS 8 – Operating Segments (“IFRS 8”), or whose information is considered useful for the users of the financial statements.
The Group’s four regional mass-market vehicle reportable segments deal with the design, engineering, development, manufacturing, distribution and sale of passenger cars, light commercial vehicles and related parts and services in specific geographic areas: North America (U.S., Canada, Mexico and Caribbean islands), LATAM (South and Central America), APAC (Asia and Pacific countries) and EMEA (Europe, Middle East and Africa). The Group's global luxury brand reportable segment, Maserati, deals with the design, engineering, development, manufacturing, worldwide distribution and sale of luxury vehicles under the Maserati brand. During the three months ended March 31, 2019, our previously reported “NAFTA” segment was renamed “North America” in response to the expected ratification of the United States–Mexico–Canada Agreement (“USMCA”). Other than the change of name, no other changes were made to the segment.
The results of our Magneti Marelli business were previously reported within the Components segment along with our industrial automation systems design and production business and our cast iron and aluminum components business. Following the classification of Magneti Marelli as a discontinued operation during 2018 (refer to Note 2, Scope of consolidation), the remaining activities within Components segment are no longer considered a separate reportable segment as defined by IFRS 8 and are reported within “Other activities” below.
Other activities include the results of our industrial automation systems design and production business and our cast iron and aluminum components business, as well as the activities and businesses that are not operating segments under IFRS 8. In addition, Unallocated items and eliminations include consolidation adjustments and eliminations. Financial income and expenses and income taxes are not attributable to the performance of the segments as they do not fall under the scope of their operational responsibilities.

Adjusted Earnings Before Interest and Taxes (“Adjusted EBIT”) is the measure used by the chief operating decision maker to assess performance, allocate resources to the Group's operating segments and to view operating trends, perform analytical comparisons and benchmark performance between periods and among the segments. Adjusted EBIT excludes certain adjustments from Net profit from continuing operations including gains/(losses) on the disposal of investments, restructuring, impairments, asset write-offs and unusual income/(expenses) that are considered rare or discrete events that are infrequent in nature, and also excludes Net financial expenses and Tax expense/(benefit). See below for a reconciliation of Net profit from continuing operations, which is the most directly comparable measure included in our Interim Condensed Consolidated Income Statement, to Adjusted EBIT. Operating assets are not included in the data reviewed by the chief operating decision maker, and as a result and as permitted by IFRS 8, the related information is not provided.
The following tables summarize selected financial information by segment for the three months ended March 31, 2019 and 2018:

	Mass-Market Vehicles
Three months ended March 31, 2019	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,057	€1,932	€592	€5,070	€471	€671	€(312)	€24,481
Revenues from transactions with other segments	(4)	(14)	(11)	(18)	(3)	(262)	312	—
Revenues from external customers	€16,053	€1,918	€581	€5,052	€468	€409	€—	€24,481

Net profit from continuing operations								€508
Tax expense								€212
Net financial expenses								€244
Adjustments:
Restructuring costs, net of reversals(1)	35	128	—	37	—	4	—	204
Impairment expense and supplier obligations(2)	36	—	—	6	—	—	—	42
Brazilian indirect tax - reversal of liability/recognition of credits(3)	—	(164)	—	—	—	—	—	(164)
Other	14	1	—	1	(1)	(11)	17	21
Adjusted EBIT	€1,044	€105	€(9)	€(19)	€11	€(50)	€(15)	€1,067

Share of profit of equity method investees	€—	€—	€(20)	€78	€—	€3	€—	€61
________________________________________________________________________________________________________________________________________________
(1) Restructuring costs of €204 million related to LATAM, EMEA and North America, of which €77 million related to the write-down of Property, plant and equipment and €127 million related to the recognition of provisions for restructuring, of which €52 million was recognized within LATAM, €36 million was recognized within EMEA and €35 million within North America. Refer to Note 11, Provisions.
(2) Impairment expense primarily related to North America
(3) Recognition of credits for amounts paid in prior years in relation to indirect taxes in Brazil.

	Mass-Market Vehicles
Three Months Ended March 31, 2018	North America	LATAM	APAC	EMEA	Maserati	Other activities	Unallocated items & eliminations	FCA
	(€ million)
Revenues	€16,413	€1,890	€619	€5,640	€754	€728	€(311)	€25,733
Revenues from transactions with other segments	(9)	(3)	(12)	(20)	(10)	(257)	311	—
Revenues from external customers	€16,404	€1,887	€607	€5,620	€744	€471	€—	€25,733

Net profit from continuing operations								€951
Tax expense								€214
Net financial expenses								€287
Adjustments:
U.S. special bonus payment(1)	109	—	—	—	—	2	—	111
Restructuring costs	—	—	—	—	—	1	—	1
Recovery of costs for recall - contested with supplier(2)	(63)	—	—	—	—	—	—	(63)
Adjusted EBIT	€1,216	74	€10	€182	€86	€(42)	€(25)	€1,501

Share of profit of equity method investees	€—	€—	€5	€75	€—	€7	€—	€87
________________________________________________________________________________________________________________________________________________
(1) Special bonus payment of $2,000 to approximately 60,000 employees as a result of the Tax Cuts and Jobs Act.
(2) Recovery of amounts accrued in 2016 in relation to costs for a recall contested with a supplier.

20. Subsequent events
On April 12, 2019, the annual general meeting of FCA shareholders approved the payment of an ordinary annual dividend of €0.65 per common share, equivalent to an aggregate distribution of approximately €1 billion, which was paid on May 2, 2019 to shareholders of record on both MTA and NYSE on April 24, 2019.
On May 2, 2019, FCA completed the sale of Magneti Marelli to CK Holdings Co., Ltd for cash consideration of approximately €5.8 billion.
On May 2, 2019, FCA also announced that its Board of Directors had approved an extraordinary cash distribution of €1.30 per share to the holders of FCA common shares, equivalent to an total distribution of approximately €2 billion, to be paid on May 30, 2019 to shareholders of record on May 21, 2019, with an ex-dividend date of May 20, 2019.